UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 10-SB



          GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS
                       ISSUERS UNDER SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                           LEGENDS OF THE FAITH, INC.
                           --------------------------
                 (Name of small business issuer in its charter)



           NEVADA                                     88-0419183
-------------------------------          ---------------------------------------
(State or other jurisdiction of          (I.R.S. Employer Identification Number)
incorporation or organization)



                           2221 MERIDIAN BOULEVARD #B
                              MINDEN, NEVADA 89423
                              --------------------
                    (Address of principal executive offices)



                                 (775) 782-2506
                                 --------------
                           (Issuer's telephone number)



        SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT: NONE


           SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:
                          COMMON STOCK, PAR VALUE $.001
                          -----------------------------
                                (Title of class)

                                TABLE OF CONTENTS

SECTION                                                                     PAGE


PART I........................................................................3

   ITEM 1   DESCRIPTION OF BUSINESS...........................................3
   ITEM 2   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
            CONDITION AND RESULTS OF OPERATIONS..............................30
   ITEM 3   DESCRIPTION OF PROPERTY..........................................32
   ITEM 4   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
            MANAGEMENT.......................................................33
   ITEM 5   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
            PERSONS..........................................................35
   ITEM 6   EXECUTIVE COMPENSATION...........................................36
   ITEM 7   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS...................37
   ITEM 8   DESCRIPTION OF SECURITIES........................................37

PART II......................................................................38

   ITEM 1   MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
            COMMON EQUITY AND OTHER RELATED SHAREHOLDER MATTERS..............38
   ITEM 2   LEGAL PROCEEDINGS................................................38
   ITEM 3   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS....................38
   ITEM 4   RECENT SALES OF UNREGISTERED SECURITIES..........................38
   ITEM 5   INDEMNIFICATION OF DIRECTORS AND OFFICERS........................39

PART F/S....................................................................F-1


PART III...................................................................III-1

   ITEM 1   INDEX TO EXHIBITS..............................................III-1

SIGNATURES.................................................................III-2

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FORWARD-LOOKING STATEMENTS

         IN ADDITION TO HISTORICAL INFORMATION, THIS FORM 10-SB CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND WE DESIRE TO TAKE ADVANTAGE OF THE "SAFE HARBOR" PROVISIONS THEREOF. THEREFORE, WE ARE INCLUDING THIS STATEMENT FOR THE EXPRESS PURPOSE OF AVAILING OURSELVES OF THE PROTECTIONS OF SUCH SAFE HARBOR WITH RESPECT TO ALL OF SUCH FORWARD-LOOKING STATEMENTS. THE FORWARD-LOOKING STATEMENTS IN THIS REPORT REFLECT OUR CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND FINANCIAL PERFORMANCE. THESE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES, INCLUDING THOSE DISCUSSED HEREIN, THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM HISTORICAL RESULTS OR THOSE ANTICIPATED. IN THIS REPORT, THE WORDS "ANTICIPATES," "BELIEVES," "EXPECTS," "INTENDS," "FUTURE" AND SIMILAR EXPRESSIONS IDENTIFY FORWARD-LOOKING STATEMENTS. READERS ARE CAUTIONED TO CONSIDER THE SPECIFIC RISK FACTORS DESCRIBED BELOW AND NOT TO PLACE UNDUE RELIANCE ON THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN, WHICH SPEAK ONLY AS OF THE DATE HEREOF. WE UNDERTAKE NO OBLIGATION TO PUBLICLY REVISE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES THAT MAY ARISE AFTER THE DATE HEREOF.

                                     PART I

ITEM 1.   DESCRIPTION OF BUSINESS

HISTORY OF THE REGISTRANT

         We were organized and incorporated under the laws of the State of Nevada on March 17, 1999. Our principal office is located at 2221 Meridian Boulevard # B, Minden, Nevada 89423. Our URL is www.legendsoffaith.com

         We were formed for the purpose of marketing and selling high quality Christian inspirational toys, gifts and other products that are designed to teach the Bible, shape values and enhance character development in children. We currently distribute "Toys that Teach"(TM), consisting primarily of Bible character bears, religious apparel, books, music, and other related products. Our distribution outlets include Christian bookstores and other retail outlets, fundraisers for schools and organizations, direct "network" marketing through home parties and through e-commerce over the Internet. In the future, we may offer, story line CD's, audio-tapes, movies and other Christian inspirational gifts and products.

BUSINESS OF THE REGISTRANT

GENERAL OVERVIEW

         We sell and distribute educational toys including, without limitation, Christian inspirational products, through conventional distribution channels and over the Internet. We use traditional media advertising to promote our products and Web site, as well as, non-conventional, proprietary, and pro-active telemarketing methods. Our customers are small to medium sized businesses, non-profit organizations, as well as, individual consumers.

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         We currently distributes our products through four primary channels:

o RETAIL OUTLETS. To date, we have placed products with over 1,000 Christian bookstore dealers. We also have relationships with distributors who service approximately 8,000 of the estimated 12,000 Christian bookstores in the United States. In addition, we service approximately 700 gift and novelty stores that carry our products.

o FUNDRAISERS. To date, we have participated in approximately 450 fundraisers with private schools and non profit organizations.

o HOME PARTIES. We launched our "network" marketing division in August 2000 to utilize independent distributors for our products. To date, response has been enthusiastic and we believe that this division will experience exponential growth over the next several years.

o E-COMMERCE. We have recently established three retail Web sites on the Internet (ichristianmall.com, kingdomgifts.com and yahwear.com) to facilitate e-commerce sales and distribution of its products. We believe that these sites when fully developed, together with our corporate Web site (collectively, the "Legends Websites"), will provide Legends with significant future revenue and sales opportunities.

         We are currently in the launch stage of the Internet portion of our business and are in the process of entering into arrangements and agreements to implement the e-commerce portion of our business plan. In July 2000, we retained Millennium Systems Inc., 34700 Pacific Coast Highway, Suite 308 Capistrano Beach, California to host the Legends websites. October 1999, we leased an administrative office at 2221 Meridian Boulevard #B, Minden, Nevada and a distribution and warehouse facility at the same address in Minden, Nevada, effective October 1999.

         Our products have been manufactured by multiple suppliers and our investigation of the manufacturing environment suggests that we can continue to multi-source our manufacturing needs. Our e-commerce strategy is currently nearing completion and is estimated to be operational by January 31, 2001. We are currently negotiating with manufacturers, vendors and distributors to secure inventory and to serve as fulfillment vendors for e-commerce merchandise, and began entering into procurement arrangements for the merchandise marketed and sold through the Legends Websites in July 2000. We are also in the process of negotiating with various consultants, companies and individuals to provide other services required to upgrade the Legends Websites, to process and ship orders, to market the Legends Websites, to facilitate the processing of credit card transactions, to staff our distribution facility and to provide upgraded computer hardware and increased server capacity for the Legends Websites.

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         Our warehouse, distribution and customer service facility became operational in August 1999. For our e-commerce channel, in August 2000, we launched phase one of our Legends Websites development plan: the "Limited Launch Phase." In November 2000 we began to procure a limited inventory and finalize arrangements with outside fulfillment vendors. During fiscal 2001, we intend to improve our operating and software systems to include enhanced shopping and browsing features; on-line ordering; inventory management; accounting and billing controls; customer service and support systems; search and link capabilities and statistical tracking and analysis capabilities. We also intend to test and refine internal operational and distribution systems, order processing, inventory management, procurement systems, customer service procedures, logistical vendor strategies and human resources requirements. We anticipate that these improvements will be completed during the first quarter of 2001.

         Based on our discussions with potential fulfillment vendors, we anticipate our Legends Websites will offer approximately 100,000 items after the Limited Launch Phase when we become fully operational as an e-commerce operator. We intend to increase our product offerings by entering into additional strategic relationships with fulfillment vendors and by participating in affiliate programs with other on-line retailers, which will allow us to offer their inventory on our web site and to receive a fee for each transaction we originate. We believe the breadth of the inventory maintained by these fulfillment vendors will provide us with the ability to offer a broad range of merchandise and to maintain high order fill rates. We intend to update our site daily with inventory information received from our fulfillment vendors, which will enable customers to check the availability of products before ordering. Our systems are expected to electronically transmit orders to our fulfillment vendors at least once daily. Orders are anticipated to be shipped by these vendors using a Legends label and invoice, in most cases within a day after an order is placed with us. We plan to stock a limited "in-house" inventory of products including products that are unavailable from our fulfillment vendors, which may include Christian inspirational gifts, toys and apparel offered exclusively by manufacturers through Legends. We will ship our in-house inventory directly from our distribution facility to our customers.

         As of December 31, 2000 , we have not finalized all of our planned agreements or arrangements with respect to:

         o inventory procurement or order fulfillment for our Legends Websites inventory;

         o securing the computer hardware and server capacity necessary to enable us to host the Legends Websites; or

         o staffing distribution facilities or customer support and service systems office.

         Prior to expanding our e-commerce business further, we also will need to (i) purchase computer systems and software required for the operation of our distribution and customer service facilities and (ii) finalize our policies and procedures for inventory procurement, internal and outside order fulfillment, inventory control, financing and accounting controls. We anticipate we will successfully enter into agreements and establish the necessary systems, however, there can be no assurance that we will be able to enter such agreements or arrangements on acceptable terms, if at all. There also can be no assurance that we will be able to successfully distribute products through the distribution channels indicated, develop the Legends Websites and keep them operational to our satisfaction or the satisfaction of our customers and distributors, complete development of our operational policies and procedures in a timely manner, if at all, or that our projected cost and timing for the foregoing will be accurate. If we are unable to enter into such arrangements or continue with our efforts to improve the Legends Websites and/or distribution systems, we may be forced to abandon the e-commerce portion of our Business Plan, which will have a material adverse effect on our business and results of operations and the value of our common shares.

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INDUSTRY BACKGROUND

MARKET FOR RELIGIOUS PRODUCTS

         The market for religious-based products is expanding as parents and family members increasingly search for tools to teach their children Christian values and develop character. Christian filter contents for the Internet, curricula for value development and creative media usage are all indicators of the hunger that exists in the general population for Legends' "Toys that Teach"(TM). We believe we can reach this expanding market through each of the four primary distribution channels currently utilized in the Company business plan.

         According to Christian Retailing magazine, sales for religious and inspirational products in the United States will reach $5.36 billion in 2000 (1998 sales were $3.75 billion), with the fastest growing category being stationary and gifts (representing an anticipated $1.7 billion. Forrester Research estimates that $18 billion dollars was spent on e-commerce shopping during 1999. Based upon population estimates, we believe that there is at minimum a $3.5 billion market for Christian shopping online.

GROWTH OF THE INTERNET AND E-COMMERCE

         The Internet is an increasingly significant global medium for communications, content and online commerce. According to a June 1999 report published by the U.S. Department of Commerce, NUA, an Internet strategy firm, estimated that 171 million people had access to the Internet, 97 million users of them in the United States and Canada. The growth in Internet usage can likely be attributed to factors such as:

         o the large and growing base of installed personal computers in the workplace and at home;

         o advances in the performance and speed of personal computers and modems;

         o     improvements in network infrastructure; and

         o easier and cheaper access to the Internet and increased awareness of the Internet among businesses and consumers.

         The Internet has become an attractive commercial medium for business as the functionality, accessibility and overall usage has increased over the last few years. The Internet and other online services are evolving into a unique sales and marketing channel. In theory, electronic retailers are not limited by the traditional constraints of physical shelf space and have the potential to offer customers a vast selection of products through efficient search and retrieval interfaces. Moreover, electronic retailers can interact directly with customers by frequently adjusting their featured selections, editorial insights, shopping interfaces, pricing and visual presentations.

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         Beyond the benefits of selection, purchasing can be more convenient than shopping in a physical retail store as electronic shopping can be done 24 hours a day and eliminates physical travel to a store. Web sites can present advertising and marketing materials, display hundreds or thousand of products in catalog form, process transactions and fulfill orders, provide customers with rapid and accurate responses to their questions and gather customer feedback efficiently. Generally the cost of publishing on the Internet is lower than traditional advertising and marketing mediums and the Internet offers the ability to reach and serve a large and global customer base electronically from a central location.

         As the field known as "e-commerce" develops, becomes more sophisticated and is accepted by a wider range of consumers, we anticipate that the potential for personalized low-cost customer interaction will provide additional economic benefits and economies that are unique to the Internet. Additionally, e-commerce may eliminate several of the burdensome costs of managing and maintaining a retail store infrastructure, the need for continuous printing and mailing costs of catalog marketing and the costs of maintaining customer service personnel and support in several locations. Based on these advantages over traditional retailers, we believe that e-commence retailers have the potential to build large, global customer bases quickly and to achieve superior economic returns over the long term. Currently, there are an increasing number of products that are being sold online, including computers, travel services, brokerage services, automobiles, music, and books. We believe the number of products and services sold over the Internet and the volume of products will increase substantially in the future.

         We believe that marketing Christian inspirational children's toys and related products over the Internet presents an excellent business opportunity. Our business strategy utilizes all four of our delivery channels to compete with traditional facilities based retailers. We intend to compete with other e-commerce marketers of children's toys and related products by differentiating our offerings through focusing on Christian inspirational toys and items and by establishing a reputation for high quality customer service. Unlike many other e-commerce companies, we intend to offer and sell products through four distinct distribution channels. We believe that this approach will protect us against reliance upon a single delivery mechanism.

         Despite our optimism about the future of e-commerce and our ability to compete, we cannot assure you that we will successfully implement our business plan or that we will be able to compete with established retailers of children's toys and related products or more established retailers of Christian and inspirational products. Our business is subject to considerable risks. See "Risk Factors."

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THE TRADITIONAL TOY INDUSTRY

         The retail toy industry is large, growing and fragmented. Several large retailers such as Toys-R-Us, Kay Bee Toys, Target Stores, Sears, Wal-Mart, K-Mart and others dominate the toy industry and carry a large selection of toys. Many retailers in this industry also carry specialty toy products, including religious and inspirational products. We believe that most large retailers are located in metropolitan areas and that there is a large potential market for companies, such as ours, that specializes in children's toys and related inspirational products that teach Christian values, especially with respect to potential customers that reside in suburban and rural areas, as well as those in the metropolitan areas.

         According to Play Things Magazine, the International Council of Toy Industries and the NDP Group estimate worldwide toy industry sales in 1998 totaled $67.8 billion, a 2.7 percent increase from 1997 sales of $66 billion. There can be no assurance that we will directly or indirectly benefit from the growth of the retail toy market or that growth of the toy market will continue. We cannot assure you that we will be able to successfully maintain our Internet Website or that consumers will purchase toys from us through our Website or through any or all of our other distribution channels in sufficient quantities to achieve profitability, if at all.

THE TRADITIONAL DISTRIBUTION CHANNELS

         Toy manufacturers generally sell the toys directly to retailers and to a network of distributors. Distributors serve as the primary vendors for most retailers and generally carry 1,000-3,000 of the best-selling products. We believe a large proportion of all toys sold are sold by small independent toy retailers. These small retailers generally sell products that fit into the market niche that each store has created and carry a limited selection of toys at any given time. We intend to compete with retailers that target the collectible toy and hobby item markets. The toy market has several retail chains that dominate the large superstore category. The largest U.S. retailers, including Wal-Mart, Toys-R-Us, Kay Bee Toys, Target Stores, Sears and K-Mart, together are estimated to account for over 25% of total United States toy sales. Toys R Us and Kay Bee Toys have focused aggressively on superstore growth. Based on publicly available data, we estimate that each superstore carries approximately 5,000 products, with the largest stores carrying between 10,000 and 12,000 products on site. Independent toy retailers typically carry a more limited selection of products in smaller retailing spaces and we believe they face increasing competitive pressures from the superstore format.

         We believe that several characteristics of the traditional toy industry have created inefficiencies that may be eliminated by our four distribution channels:

         o the capital intensive investments required for inventory, real estate and personnel for each retail location;

         o limits in the amount of inventory that can be economically carried in a retail location (we estimate that the average superstore stocks less than 25% of the toy products available);

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         o     difficulties implementing uniform operating policies and managing customer service levels, customer satisfaction programs and customer expectations in all locations;

         o risks associated with managing demand and inventory for each retail store;

         o high cost of maintaining inventories spread across several retail locations;

         o     difficulty in managing human and managerial resources;

         o inability to use customer specific information to develop unique marketing communications to individual customers;

         o     high costs of disseminating marketing materials to customers; and

         o     high costs of offering individualized customer services.

         We believe that we can use our four distribution channels and the personalized marketing strategies that are present in each channel to compete directly with traditional toy and inspirational gift companies. We intend to develop strategic relationships with fulfillment vendors that inventory Christian and inspirational toys and related products. We may also offer popular "Toys that Teach"(TM) and related products inventoried by our fulfillment vendors and through participation in affiliate programs of other web retailers, which will allow us to offer their inventory on our Website and to receive a fee for each transaction that we originate. We do not intend to offer the breadth of products offered by facilities based superstores and cannot assure you that we will be capable of achieving operating efficiencies to compete on the basis of price.

COMPETITION

         Retailing children's toys and educational products is intensely competitive. We will compete with a variety of competitors with significantly greater experience and with greater financial, human and technical resources than us. These competitors include:

         o traditional store-based toy and children's product retailers such as Toys R Us, Kay-Bee Stores, FAO Schwarz, Zany Brainy and others;

         o major discount retailers such as Wal-Mart, Target Stores, Sears, Kmart and others;

         o independent and specialty children's toy stores including Disney, Warner Bros. and others;

         o     catalog retailers;

         o     Internet portals such as AOL and YAHOO etc;

         o specialty toy stores featuring collectable toys and hobby items, and

         o various online competitors such as etoys, Toys R Us, and Amazon.com.

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         In addition to the traditional competitors, our e-commerce channel has unique challenges. Marketing toys and educational products over the Internet is new, rapidly evolving and becoming intensely competitive. Barriers to entry are minimal and new competitors can launch new sites at a relatively low cost. In addition, traditional retailers have begun to launch web sites and online services that are expected to compete directly with Internet toy retailers. To date, none of the foregoing has actively sought to compete with us or enter into the market for Christian inspirational gifts, which are traditionally sold by independent or church affiliated stores or enterprises, as well as, Christian ministries. Competitive pressures created by any one of the foregoing companies, singularly or collectively, however, could have a material adverse effect on our business, prospects, financial condition and results of operations.

         We believe that the principal competitive factors for on-line toy retailers are brand recognition, selection, convenience, price, speed and accessibility, customer service and reliability and speed of fulfillment.

         Currently, we estimate that there are approximately 130 toy retailers with Internet web sites. We believe that etoys.com and Toys R Us.com currently dominate the on-line market for children's toys and related products and that they are likely to face significant competition from Amazon.com and other major on-line retailers in the future.

         Toys R Us, Inc. is one of the world's largest toy resellers with gross revenues of approximately $11 billion in 1998. Toys R Us launched its web site in 1997.

         "etoys" is a toy retailer that markets its products exclusively through the Internet. etoys launched its web site in 1997 and has sold toys through its distribution and customer service system on a commercial basis since October 1997. etoys had gross sales revenues of approximately $22.9 million in 1998. We believe that etoys has a significant competitive advantage over most on-line toy retailers, including us, based on its established web site; brand name; and customer base. etoys also has a competitive advantage in the marketplace because it has penetrated the market and developed the infrastructure and technology support systems required for marketing, distribution and customer service. etoys has also established relationships with toy manufactures and distributors as well as advertisers that purchase banner advertisements on the etoys web site.

         We believe that most of toy retailers with Internet web sites are small specialized companies marketing specific categories or lines of toys. We intend to compete directly against these companies by offering a line of products that features Christian inspirational toys, gifts, apparel and related items at competitive prices. We intend to attract visitors and potential customers to our web site by offering special content and information of interest to buyers of Christian inspirational products. We also intend to offer other popular Christian inspirational products through strategic relationships with fulfillment vendors and through affiliate programs that will allow us to offer the inventory of other on line retailers to our visitors and to receive a fee for transactions originated on our web site.

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         There can be no assurance we will be able to maintain our web sites, the technologies and/or the distribution systems required to market children's toys over the Internet in a timely manner, if at all. We also cannot assure you that our target market will accept our business concepts or that we will successfully differentiate our web sites and product offerings from those of our competitors. We may be unable to enter into strategic relationships with fulfillment vendors to procure a product line and mix that will appeal to our target markets or to the marketplace. If we fail to maintain our web sites or any of the technologies, systems, or strategic relationships necessary to implement our business plan in a timely manner, we will not be able to successfully compete in the e-commerce marketplace and such failure will have a material adverse effect on our business and results of operations.

         We believe that the principal competitive factors in the e-commerce portion of our market will be:

         o     ease in access to the web site;

         o     brand recognition;

         o     product selection and availability;

         o     affiliation with local church bookstores and referral program(s)

         o     personalized services and free services;

         o     user friendly shop and browse web features;

         o     a comprehensive easy to use search engine and tools;

         o     superior graphics and technical support;

         o     combination of entertainment and unique product offerings;

         o     quality of editorial and other site content;

         o highly visible order buttons on every screen and easy to use ordering systems;

         o     immediate access to a sales consultant either by phone or e-mail;

         o     customer focus with superior support and service;

         o     experienced knowledgeable management and personnel; and

         o     reliability and speed of order fulfillment.

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         We believe that we will differentiate the Legends Websites from our competitors by considering these factors in developing marketing and systems strategies and by offering a sufficiently differentiated product line featuring non-mainstream Christian inspirational toy products and related items, as well as a mix of other popular Christian inspirational products and gifts. We anticipate that our product mix will feature Christian inspirational products and a wide range of other unique imaginative Christian inspirational products that are not carried by current mainstream retailers.

         Many of our current and potential competitors have experience in the retail toy industry, experience in the e-commerce industry, longer operating histories, customer bases, brand recognition and significantly greater financial, marketing and other resources than us. We have limited operations and limited experience marketing products over the Internet. We have few developed systems and no technologies, and there can be no assurance that we are capable of maintaining or developing such systems or technologies.

         In addition, online retailers may be acquired by, receive investments from or enter into other commercial relationships with larger, well-established and well-financed companies as use of the Internet and other online services increases. Certain of our competitors may be able to secure merchandise from vendors on more favorable terms, devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing or inventory availability policies and devote substantially more resources to web site and systems development than us. We cannot assure you that we will be able to compete successfully against current and future competitors, and competitive pressures faced by us may have a material adverse effect on our business, prospects, financial condition and results of operations. Further, as a strategic response to changes in the competitive environment, we may from time to time make certain pricing, service or marketing decisions that may affect our business. New technologies and the expansion of existing technologies may increase the competitive pressures on our business. In addition, companies that control access to transactions through network access or Web browsers could promote our competitors' web sites or charge us a substantial fee for access through their portals.

THE LEGENDS CONCEPT

         We believe children's educational toys, including Christian inspirational products, like other consumer products such as books, music CD's and movies, can be merchandised and sold through each of our four distribution channels (retail, fundraising, home parties, and e-commerce) in a commercially viable manner. As a multiple channel distributor, we anticipate we will have some advantages over the traditional retailers of similar products including the following:

     1) We will potentially have unlimited online shelf space at lower costs incurred by traditional toy retailers who are typically restricted by higher fixed overhead costs resulting from their locations in retail leases in malls or popular urban shopping areas.

     2) We anticipate we will have the potential to offer a vast selection of Christian inspirational toys, gifts and related products via our four channels by developing procurement, distribution and logistical strategies that will allow us to fill orders using a variety of channels. Unlike traditional retailers who are generally limited in their offerings because of their physical space, we intend to inventory a select number of popular items and establish purchasing, shipping and distribution arrangements with strategic partners to enable us to offer and fill orders for a broad range of merchandise.

     3) We believe that the Internet provides a unique opportunity to market Christian inspirational toys, gifts and related children's products by providing efficient search and browsing capabilities that are generally not available in a traditional store offering educational toys or inspirational gifts. The Internet search capabilities are anticipated to allow us to provide specific product data, reports and manufacturer information related to a potentially large number of offerings on a uniform and consistent platform. The delivery of this information can generally be facilitated at reduced (per contact) personnel overhead expense. We believe that the delivery of information in this manner can more efficient and effective as the content is anticipated to be specific to the product and the target audience. Moreover, we believe this new form of product merchandising will make shopping for products at our Legends Websites quick, easy and pleasurable.

     4) We anticipate that we will be able to bring products to market in a more timely manner. By developing distribution channels that are not dependent on our physical location, we believe we can disseminate information to the marketplace faster than traditional retailers and that we may have the capability of delivering products to consumers by eliminating the traditional distribution channels and warehousing/retailing facilities.

     5) We believe our target market is larger than the target market for traditional retailers who are generally limited in geographical scope. We believe we can compete on a global basis and we can service our clientele on a worldwide basis from one or more centralized distribution and operation centers. We believe we can realize structural cost advantages relative to traditional small, medium and large toy merchandisers.

     6) We believe we can offer superior customer support and information services by offering uniform 24 hour per day service through a centralized facility. We believe that we can implement internal controls that will increase customer satisfaction, provide uniform quality in our service delivery system and reduce incremental costs generally attributable to the traditional retail customer service systems. We believe that we can train our personnel to use information systems to deliver superior customer service, to answer customer questions and to respond to customer complaints. We believe that these strategies can substantially reduce customer dissatisfaction and build consumer confidence in the Legends Websites.

         By offering customers a selection of Christian inspirational toys, apparel, gifts and other related products targeted at specific niches in the marketplace, at competitive prices, through an easy to use and browse web site, we believe we have the ability to become a top Internet retailer of Christian inspirational products. We intend to compete with both traditional facilities-based retailers and on-line retailers. Unlike many established on-line retailers, we intend to enter into arrangements with fulfillment vendors who we anticipate will own, hold and ship products from their inventory directly to our customers. We believe this strategy will, in time, allow us to offer a larger inventory of products, reduce our inventory carrying costs and offer our products at lower costs.

         We also intend to participate in the affiliate programs of other on-line retailers, which will allow us to offer their inventories on our web site and to receive a fee for purchases originated by us. Some of these web sites may compete directly or indirectly with our web site and we will not be able to control packaging of the merchandise shipped by these parties, which may adversely affect our ability to develop our brand name or differentiate our web site.

LEGENDS MARKETING STRATEGY

         Our marketing strategy is to market Christian inspirational toys, gifts, apparel and related products to niche market segments through our four distribution channels. We have initially targeted the market for (i) Christian inspirational toys, offering our "Toys that Teach"(TM) and other related items and (ii) apparel displaying Christian inspirational themes. Our initial target markets consist of (i) Churches, schools, hospitals and other non-profit organizations that may desire to sell our products for fundraisers, (ii) dealers and retailers, consisting primarily of a variety of retail shops, bookstores and individuals who desire to purchase our products at wholesale and sell them in their businesses, (iii) individuals wishing to establish a home-based business consistent with their existing values and beliefs, and (iv) Internet users that are searching for Christian inspirational toys, gifts, apparel and/or other related products, or searching for information related to such products on the Internet.

         We market our products through traditional means utilizing our personnel as inside sales representatives. We also sell products directly to a growing network of "home party associates" which purchase products for their home-based businesses. We also market our products through our Legends Websites in a virtual setting. Our pricing strategy will be to sell our products at prices that are competitive with or below the prices charged by physical facilities based stores. Pricing for our Character Bears line of "Toys that Teach"(TM) is currently based on the amount of product that is being purchased and is not listed on our website. Pricing for our Yahwear apparel is listed on our Yahwear website. We intend to process and deliver all orders for our products (both conventional and Internet) in one to three business days. Our pricing structure for fundraisers and home parties is identical and has been established for ease of use and application.

MANUFACTURING

         We intend to continue to outsource the manufacture of the vast majority of our products. The principal suppliers of our current products include the following:

         Product                         Manufacturer/Vendor
         -------                         -------------------

         Bible Character Bears           China Biz, Fujian Everspring (both have
                                         manufacturing in China with offices in
                                         the United States)

         Yahwear Apparel                 Multiple manufacturers and vendors in
                                         California

         Jewelery                        Ocean State Creations (Rhode Island)

         Food Products                   New Life Bakery (Nevada)

         Godly Heritage Products         Wall Builders (Texas)


         We do not intend to enter into long term contracts with our principal suppliers, and believe we would be able to secure alternative sources of supply of our products, if necessary.

SHOPPING AT THE LEGENDS VIRTUAL STORE

         We anticipate that once fully developed our customers will enter a virtual store through the Legends Websites and that upon entering our virtual store, the visitor will be able to view a variety of Christian inspirational toys, gifts, apparel and related products, obtain prices, order products and conduct targeted product searches. We anticipate that the visitor will also be able to browse highlighted selections, unique product offerings and categories and other features, read and post reviews, register for personalized services, participate in promotions and check order status. Our Yahwear website currently allows customers to simply click on a button to add and subtract products to a virtual shopping cart as they browse our inventory. We anticipate that each of the Legends Websites will have this capability in the near future. To execute orders, our Legends ordering system prompts customers to click on the buy button and to supply shipping and credit card information.

         We currently offer our customers a variety of delivery services, including overnight and other shipping options. We intend to post full details of our policies relating to pricing, sales tax, sales terms and conditions, credit card security, product specials and our customer satisfaction guarantee on our Legends Websites.

         To date, both our Legends & Yahwear websites are capable of engaging in e-commerce transactions. We are in the process of developing the software and systems required to make our virtual store concept operational with respect to ichristianmall.com. We believe that the site will be operational in December 2000. There can be no assurance that we will successfully develop the software, hardware or distribution systems contemplated on a timely basis, if at all. If we fail to develop the technology to enable each of our Legends Websites to engage in e-commerce transactions or to maintain appropriate support services, our business may be materially adversely affected. See "Note Regarding Forward Looking Statements."

OUR TECHNOLOGY

         The Legends Websites are currently hosted by Millennium Systems, Inc. Our goal is to use technology to deliver outstanding service and to achieve the economies we believe are inherent in our online virtual store model. Our strategy is to build strong brand recognition, customer loyalty and supplier relationships, while creating an economic model that is superior to that of the capital and real estate-intensive traditional retailing business. We believe that our success will depend on our ability to employ technology to offer an online experience that is easy to use, useful, functional, entertaining and educational. We believe that our technology must meet or exceed the general expectations of the virtual shopper who we believe will have experience shopping with other online retailers and who expect a high level of technical sophistication from our Legends Websites.

         We also anticipate we will spend approximately $20,000 to $40,000 to finalize the development of technology related to our customer service and support systems, inventory control systems, distribution and logistical facilitation systems, accounting systems and other internal control systems.

         The cost for developing technology is expensive and the process will require testing and refinement. Our commercial success will depend, in part, on our ability to attract visitors and shoppers to our Legends Websites. This will require us to develop and use increasing sophisticated technologies to generate, sustain and maintain user interest and satisfaction. There can be no assurance that the Legends Websites will perform as desired, and it may ultimately be advantageous for us to develop and host our own web sites. In such event, there can be no assurance that we could successfully develop and host such a web site on an economic basis, if at all. If, under such circumstances, we fail to develop our Legends Websites or our support systems, our business and results of operations may be materially adversely affected. See "Note Regarding Forward Looking Statements."

WEB SITE MARKETING AND PROMOTION

         We have attempted to build customer loyalty by creatively applying technology to deliver personalized programs and service. When fully functional, we also believe that we will be able to provide increasingly targeted and customized services by using the customer preference and behavioral data obtained as a result of our online retailing. We believe that e-commerce allows rapid and effective experimentation and analysis and instant user feedback, which we intend to incorporate in our merchandising. Although we have not yet done so, we plan to use personalized notification services to send customers highly customized notices at their request. By offering customers personalized messages and services, we will seek to increase the number of visitors that make purchases, to encourage repeat visits and purchases and to retain customers. We believe that loyal, satisfied customers will generate word-of-mouth advertising and awareness that will enable us to reach other potential customers. To date, we have attempted to employ a variety of media, program and product development, business development and promotional activities to achieve our goals.

ONLINE SERVICE AND INTERNET ADVERTISING

         We intend to advertise on various high-traffic Internet portals to build awareness of our Legends Websites. We also intend to offer banner ads on our Legends Website that are anticipated to encourage readers to click directly to a Legends' product offering.

ADVERTISING AND PUBLIC RELATIONS

         We intend to engage in a coordinated program of print advertising through specialized and general circulation newspapers and magazines. We also may advertise in other media. As a result of our planned public relations activities and current Internet e-commerce interest, we may receive publicity. There can be no assurance that we will have sufficient resources to carry out our promotional and advertising strategy or that we will receive any publicity.

PERSONALIZED SHOPPING SERVICES

         We plan to offer personalized notification and shopping services through an automated email reminder service and gift wish list service. Visitors may be allowed to request e-mail reminders of specific dates (holidays, birthdays, etc.) via email or have a product wish list sent to an email address.

CUSTOMER SERVICE

         We believe that our ability to establish and maintain long-term relationships with our customers and encourage repeat visits and purchases depends, in part, on the strength of our customer support and service operations and staff. Furthermore, we intend to use frequent communication with and feedback from our customers in order to continually improve the store and our services. We currently offer an e-mail address to enable customers to request information and to encourage feedback and suggestions. We also have established a team of customer support and service personnel who are responsible for handling general customer inquiries, answering customer questions about the ordering process, and investigating the status of orders, shipments and payments.

         We also have staffed a toll-free line with "product consultants," personnel who we plan to train to provide product information, assurances to customers related to their purchase decision and general customer support for the Legends Websites. We anticipate we will automate certain tools used by our customer support and service staff.

WAREHOUSE AND FULFILLMENT

         Currently, our plan for e-commerce fulfillment is to source our products from a network of manufacturers and distributors. In this regard, we carry minimal e-commerce inventory and rely to a large extent on "fulfillment vendors" to fill orders for the products we offer. We anticipate that, in the future, most of our inventory will be owned and inventoried by these outside fulfillment vendors and shipped directly from these vendors to our customers. Our systems are expected to electronically transmit orders to our fulfillment vendors at least once daily, and orders are anticipated to be shipped by these vendors using Legends labels and invoices, in most cases within a day after an order is placed with us.

         We currently stock "in-house" inventory of products utilized in our other distribution channels (retail, fundraising, and home parties). This includes products that are unavailable from our fulfillment vendors including certain collectibles, limited edition Character Bears, and other "Toys the Teach"(TM) that are offered exclusively by Legends and merchandise that we obtain for special promotions. We anticipate we will hire personnel that specialize in sourcing hard-to-find "special request" products and fill special request orders, subject to availability. We ship our in-house inventory directly from our distribution facility to our customers.

         We anticipate that we may require additional administrative, customer service, warehouse and fulfillment space within the next 12 months, and that suitable additional space will be available on commercially reasonable terms, although there can be no assurance in this regard. We leased facilities to establish our head office and central distribution center in a rural area setting that may enable us to take advantage of less expensive commercial rent leases and provide us access to a workforce at reasonable hourly rates.

LEGENDS PLAN OF OPERATION

         Having recently completed our initial launch phase, we now intend to focus on (i) debugging our systems; (ii) recruiting and training additional qualified operational and sales personnel; (iii) intensifying promotional efforts for the Legends Websites and brand name; (iv) building market awareness of our "Toys that Teach"(TM) and Yahwear apparel product lines and attracting customers to the Legends Websites; (v) refining our distribution and fulfillment operations strategy; (vi) actively marketing merchandise through fundraisers, dealers and independent representatives and through our Legends Websites; (vii) expanding the product line and mix of products available through each of the distribution channels; (viii) developing strategic relationships with additional fulfillment vendors; (ix) expanding the content on the Legends Websites to appeal to our target markets; and (x) developing functional cross marketing programs and marketing information systems for our client base.

         With respect to our Legends Websites, there are two major considerations that we believe are essential to our success in e-commerce. The considerations are as follows:

         o     Maintaining back end system support for the Legends Websites; and

         o Product selection and development of strategic order fulfillment vendors.

         We believe that growth will be the key to our success and that developing and managing growth will be a major challenge for our management. We cannot assure you we will successfully develop the strategic relationships to make our web site competitive.

BACK END SYSTEM SUPPORT

         Initially, we will utilize a software system that integrates and is capable of managing all of the Legends Websites, marketing, distribution and other information. This information is anticipated to cover product offerings, consumer information on products and manufacturers, promotions, pricing, margin, customer lists and customer data, shipping and handling data, customer support information, our procedures and policies, credit information, inventory control, procurement and distributor information, catalogues, news and other information required to integrate our operations. We anticipate that we will develop a system that will allow us to collect and analyze information in a single cohesive system that allows us to use and exchange information within our organization. We may also integrate certain parts of our systems with strategic partners.

INITIAL PRODUCT LINES AND GROWTH

         We believe that a key to our retailing strategy is to offer a select inventory of Christian inspirational toys, gifts, apparel and related items through our retail stores and utilizing catalogs for fundraising and home party sales. Currently, we market approximately 25 to 50 of the most popular of our "Toys that Teach"(TM) and certain other related items that are from our in-house inventory. We believe that this strategy allows us to ensure our internal systems, especially the back-end platform, are performing correctly before expanding our product lines. In the future, we intend to expand our product offerings to offer a broader range of products that are made available through fulfillment vendors or through affiliate relationships with other on-line vendors. We believe that the typical customer may initially buy from a core group of select products and later will seek a broader range of product offerings.

         Experienced on-line customers may become frustrated if they are unable to select from a large inventory of products, are unable to locate specific products or are forced to look for products in traditional stores. For the Legends Websites to be successful, we believe it is critical that we increase our product line rapidly once we are confident that it can support hundreds of transactions concurrently and process thousands of orders daily. We believe that our larger competitors have large extensive product offerings and currently have systems in place to facilitate a large number of transactions. Consequently, we believe that we must expand our inventory by offering products that appeal to niches in the market including the market for Christian inspirational toys, gifts and apparel to successfully compete with other on-line retailers. We believe our primary competition will be from traditional physical based retailers that offer similar products. We plan to compete by offering a broader selection to these target markets and by offering our products at competitive or lower prices than those charged by physical based retailers. See "Competition."

CAPITAL REQUIREMENTS

         Capital requirements of a start-up company are continuous, especially in the early years, or until the company can establish a revenue stream from product sales.

         We anticipate we will need to raise additional financing in an as yet to be determined amount during the first six months of 2001 to increase and diversify our initial product offerings and to maintain adequate inventory to satisfy customer expectations and to meet customer demands. We intend to raise additional capital through an initial public offering to fund our operations and/or through private equity and/or debt financings. We have not entered into any arrangements or agreements to raise any additional financing, and there can be no assurance that such financing will be available on terms acceptable to us, if at all. If we are unsuccessful in raising the financing required to implement our business plan, an investment in our common shares may result in a loss of the investment made.

EMPLOYEES AND CONSULTANTS

         As of October 31, 2000, we had 5 full-time employees, 12 independent contractors, and one part-time management consultant, J & J Holdings, Inc., our majority stockholder. On December 31, 2000, our consulting agreement with J&J Holdings, Inc. terminated. Prior to its termination on December 31, 2000, J & J Holdings, Inc. received $2,000 per month for management, marketing, financial and operational services. To date, we believe that we have hired carefully and conservatively, and utilize employment agencies for most of our personnel needs. We may engage additional employees and consultants in the future to assist us with the development of software and information systems and the implementation of our business plan.

         Our success will depend in large part on our ability to attract and retain skilled and experienced employees and consultants. We do not anticipate any of our employees will be covered by a collective bargaining agreement. We do not currently have any key man life insurance on any of our directors or executive officers.

INTELLECTUAL PROPERTY

         We have registered the trademarks "Legends of the Faith" in the United States and have submitted and have pending with the U.S. Patent and Trademark Office trademark applications for "LLJD" & "Toys that Teach"(TM). We currently have no technologies that are patentable.

RISK FACTORS

         Our business is subject to a number of risks that are generally associated with start-up companies in the development stage of their business and companies engaged in business through the Internet. These risks could cause our actual results to differ materially from the results we project and any forward-looking statement we make in this registration statement. Below is a description of some of the risks that we anticipate will be associated with our business and an investment in our company.

Our limited operating history makes future forecasting difficult.
-----------------------------------------------------------------

         We were incorporated on March 17, 1999, to engage in the business of marketing children's toys and related products through our four distribution channels. As a result of our very limited operating history, it is difficult to accurately forecast our net sales and we have limited meaningful historical financial data upon which to base planned operating expenses. We base our current and future expense levels on our operating plans and estimates of future net sales, and several of our expenses are anticipated to be fixed because of the amount of capital required to establish our business and the expenditures we anticipate will be necessary to maintain a minimum level of capacity. Our sales and operating results are difficult to forecast because they will generally depend on the volume and timing of the orders we receive. As a result, we may be unable to adjust our spending in a timely manner to compensate for any unexpected revenue shortfall. This inability could cause our net losses in a given quarter to be greater than expected.

We anticipate future losses and negative cash flow.
---------------------------------------------------

         We may experience periodic operating losses and negative cash flows in the near future. Activities which will incur additional costs and expenses include:

     -   brand development, marketing and other promotional activities;
     -   the expansion of our inventory management and distribution operations;
     - the continued development of our Legends Websites, the systems that we use to process customers' orders and payments, and our computer network;
     -   increased marketing activities;
     -   increased inventory carrying costs;
     -   increased administrative costs;
     -   cost related to financings;
     -   the expansion of our product offerings and Legends Websites content;
         and
     -   development of relationships with strategic business partners.

         As of January 31, 2000 and October 31, 2000, we had an accumulated deficit of $61,532, and $479,316, respectively. Our losses may increase substantially in 2001 as we anticipate costs will increase due to a number of factors including:

     -   an increase in the number of employees;
     -   an increase in sales and marketing activities;
     -   addition of warehouse facilities and infrastructure;
     -   increased inventory carrying costs;
     -   increase administrative costs; and
     -   increased training costs.

         Our ability to become profitable depends on our ability to generate and sustain substantial net sales while maintaining reasonable expense levels. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

Our operating results are difficult to predict.
-----------------------------------------------

         Our operating results are anticipated to fluctuate significantly due to a variety of factors, many of which are outside of our control. Factors that may harm our business or cause our operating results to fluctuate include the following:

     - our inability to obtain new customers at reasonable cost, retain existing customers, or encourage repeat purchases;
     - decreases in the number of visitors to our Legends Websites or our inability to convert visitors into customers;
     -   the mix of toys, gifts, apparel and other products sold by us;
     - our ability to offer products and content that appeals to our target markets;
     - seasonality of the toy and apparel industries and certain product lines;

     -   our inability to manage inventory levels;
     -   our inability to manage our distribution operations;
     - our inability to adequately maintain, upgrade and develop our web site, the systems that we use to process customers' orders and payments or our computer network;
     - the ability of our competitors to offer new or enhanced web sites, services or products;
     -   price competition;
     -   an increase in the level of our product returns;
     -   our inability to obtain popular products from our vendors;
     - fluctuations in the amount of consumer spending on children's toys, apparel and other products sold by us;
     - the failure to develop new marketing relationships with key business partners;
     - the extent to which we are not able to participate in advertising campaigns such as those conducted by strategic partners;
     -   increases in the cost of online or offline advertising;
     - the amount and timing of operating costs and capital expenditures relating to expansion of our operations;
     - unexpected increases in shipping costs or delivery times, particularly during the holiday season;
     -   technical difficulties, system downtime or Internet brownouts;
     - government regulations related to use of the Internet for commerce or for sales and distribution of toys and related children's products; and
     - economic conditions specific to the Internet, online commerce and the children's toy, apparel and related product industries.

         A number of factors will cause our gross margins to fluctuate in future periods, including the mix of toys, gifts, apparel and other products sold by us, inventory management, inbound and outbound shipping and handling costs, the level of product returns and the level of discount pricing and promotional coupon usage. Any change in one or more of these factors could reduce our gross margins in future periods.

We expect our sales to experience seasonal fluctuations that may affect our cash
--------------------------------------------------------------------------------
flow and our ability to manage our inventory effectively.
---------------------------------------------------------

         We expect to experience seasonal fluctuations in our net sales, with the heaviest demand for our Character Bears and other "Toys that Teach"(TM) anticipated to be during the Christmas season. These seasonal patterns will cause quarterly fluctuations in our operating results. In particular, a disproportionate amount of our net sales will be realized during the fourth calendar quarter and we expect this trend to continue in the future.

         In anticipation of increased sales activity during the fourth calendar quarter, we anticipate that we will hire temporary employees to bolster our permanent staff and we will significantly increase our inventory levels. For this reason, if our net sales were below seasonal expectations during this quarter, our annual operating results could be below our expectations.

         Due to our lack of an operating history, it is difficult to predict the extent that seasonal patterns will have on our sales or the impact such seasonality will have on our business and financial results. In the future, trends in seasonal sales patterns may be more pronounced than others, which may strain our personnel and warehousing and order shipment activities and may cause a shortfall in net sales as compared to expenses in a given period. Seasonal fluctuations may have a material adverse effect on our ability to manage our operations and inventories.

We may face significant inventory risk because consumer demand can change for
-----------------------------------------------------------------------------
products between the time that we order products and the time that we receive
-----------------------------------------------------------------------------
them.
-----

         We may carry a significant level of inventory if we are unable to enter into arrangements with fulfillment vendors that offer merchandise that we elect to offer on our web site or as our business grows. We may also inventory merchandise that we believe will be popular to assure availability to our customers. As a result, the changing trends in consumer tastes in the market for toys and apparel items and related products will subject us to significant inventory risks. It is critical to our success that we accurately predict these trends and to not overstock unpopular products. The demand for specific products can change between the time the products are ordered and the date of receipt. We are particularly exposed to this risk because we anticipate that we will derive a majority of our net sales in the fourth calendar quarter of each year. Our failure to sufficiently stock popular products in advance of such fourth calendar quarter would harm our operating results for the entire fiscal year.

In the event that one or more products do not achieve widespread consumer
-------------------------------------------------------------------------
acceptance, we may be required to take significant inventory markdowns, which
-----------------------------------------------------------------------------
could reduce our net sales and gross margins.
---------------------------------------------

         We anticipate that this risk may be greatest in the first calendar quarter of each year, after we have significantly increased inventory levels for the holiday season. We believe that this risk will increase as we open new departments or enter new product categories due to our lack of experience in purchasing products for these categories. In addition, to the extent that demand for our products increase over time, we may be forced to increase inventory levels. Any such increase would subject us to additional inventory risks.

Because we do not intend to have long-term or exclusive vendor contracts, we may
--------------------------------------------------------------------------------
not be able to obtain sufficient quantities of popular children's products in a
-------------------------------------------------------------------------------
timely manner and we could lose sales.
--------------------------------------

         If we are not able to offer our customers sufficient quantities of toys or other products in a timely manner, we could lose customers and our net sales could be below our expectations. Our success depends on our ability to purchase or make available products in sufficient quantities at competitive prices, particularly for the holiday shopping season. Based on our discussions with potential fulfillment vendors, distributors and suppliers, we believe it is common in the industry not to have long-term or exclusive arrangements with any vendor or distributor that will guarantee the availability of toys or other children's products. In addition, popular collectable toys, hobby items, children's merchandise and other toys are often ordered months in advance of delivery and may not be available to us through fulfillment vendors or may require minimum quantity orders that exceed our demand. Therefore, we will not have a predictable or guaranteed supply of popular toys or other products on acceptable terms. If our product selection is limited or the most popular merchandise is unavailable through our web site, we may be unable to compete effectively.

If we are unable to obtain sufficient quantities of products from our key
-------------------------------------------------------------------------
vendors, our net sales will be adversely affected.
--------------------------------------------------

         If we were unable to obtain sufficient quantities of products from our key fulfillment vendors, we could lose customers and our net sales could be below expectations. From time to time, we anticipate we may experience difficulty in obtaining sufficient product allocations from key fulfillment vendors due to the high demand for specific product selections or in the event our fulfillment vendors are unable to obtain sufficient inventory to fill our orders. All of our fulfillment vendors are distributors to other retailers and, from time to time, such vendors may receive firm orders for specific product selections from our competitors, which may make the availability of such selections unavailable to us. Because we anticipate our arrangements for order fulfillment through our fulfillment vendors will initially be on a "just-in-time" or "as ordered" basis, we may be unable to make available the most popular products to our customers unless we place firm orders and accept delivery for such products, which may increase our inventory carrying costs. The unavailability of popular products or increases in carrying costs may have a material adverse affect on our results of operations and our business.

         In addition, we believe our key vendors will have established, and may continue to expand, their own online retailing efforts, which may impact our ability to get sufficient product allocations from such vendors. We currently have no agreements or arrangements to acquire inventory from manufacturers or distributors.

To manage our growth and expansion, we need to implement financial and
----------------------------------------------------------------------
managerial controls and reporting systems and procedures, and our inability to
------------------------------------------------------------------------------
do so successfully will adversely affect our business.
------------------------------------------------------

         Our anticipated growth in personnel and operations will place a significant strain on our management, information systems and resources. In order to manage this growth effectively, we need to develop financial and managerial controls and reporting systems and procedures. If we experience significant increases in the number of our personnel, our existing management team will not be able to effectively train, supervise and manage all of our personnel. In addition, our information systems must be able to handle adequately the anticipated volume of information and transactions that would result from our operations and our anticipated growth. Our failure to successfully implement, improve and integrate these systems and procedures would cause our results of operations to be below expectations.

We may not be able to compete successfully against current and future
---------------------------------------------------------------------
competitors.
------------

         The product market in which we compete is highly competitive. The online commerce market is new, rapidly evolving and intensely competitive. Increased competition is likely to result in price reductions, reduced gross margins and loss of market share, any of which could seriously harm our net sales and results of operations. We expect competition to intensify in the future because current and new competitors can enter our market with little difficulty and can launch new web sites at a relatively low cost. In addition, should we decide to expand our product lines to offer other Christian inspirational products such as, books and music, such retailing industries are intensely competitive.

         We currently or potentially intend to compete with a variety of other companies, including:

     - traditional store-based retailers of Christian inspirational gifts and related products;
     - traditional store-based toy and children's product retailers such as Toys-R-Us, FAO Schwarz, Zany Brainy and Noodle Kidoodle;
     -   major discount retailers such as Wal-Mart, Kmart, Sears and Target
         Stores;
     - online stores operated by etoys, Toys-R-Us, Wal-Mart, FAO Schwarz and Amazon.com;
     - physical and online stores of entertainment entities that sell and license children's products, such as The Walt Disney Company and Warner Bros.;
     -   catalog retailers of children's products;
     - vendors or manufacturers of children's products that currently sell some of their products directly online, such as Mattel and Hasbro;
     - other online retailers that include children's products as part of their product offerings, such as Amazon.com, Barnesandnoble.com, CDnow, Beyond.com and Reel.com;
     - Internet portals and online service providers that feature shopping services such as AOL, Yahoo!, Excite and Lycos; and
     - various smaller online retailers of children's products, such as BrainPlay.com, Red Rocket and Toysmart.com.

Many traditional store-based and online competitors have long operating
-----------------------------------------------------------------------
histories, large customer or user bases, brand recognition and loyalty and
--------------------------------------------------------------------------
significant financial, marketing and other resources.
-----------------------------------------------------

         Many of our primary competitors, including specialty toy and apparel stores that offer similar products, have knowledgeable personnel and substantial experience in retailing of such items. These competitors may establish their own web sites and may devote substantially more resources to web site development than we can, which may adversely affect our ability to attract visitors to our web site. In addition, larger, well-established and well-financed entities may join with online competitors or other suppliers of Christian inspirational products as the use of the Internet and other online services increases.

         Our competitors may be able to secure products from vendors on more favorable terms, fulfill customer orders more efficiently and adopt more aggressive pricing or inventory availability policies than we can.

We may expand our product lines and enter new business categories that may not
------------------------------------------------------------------------------
achieve market acceptance.
--------------------------

         Any new department or product category that is launched or acquired by us, which is not favorably received by consumers could damage our brand or reputation. This damage could impair our ability to attract new customers, which could cause our net sales to fall below expectations. An expansion of our business into other new departments or product categories will require significant additional expenses, and strain our management, financial and operational resources. This type of expansion would also subject us to increased inventory risk and could aversely affect our levels of customer service. We may choose to expand our operations by developing other new departments or product categories, promoting new or complementary products, expanding the breadth and depth of products and services offered or expanding our market presence through relationships with third parties.

If we experience problems in our distribution operations, we could lose
-----------------------------------------------------------------------
customers.
----------

         We intend to initially rely on fulfillment vendors to inventory, package and ship products to our customers to a great extent. We also intend to rely upon third-party carriers for shipping our products to our customers and to ship products to and from our distribution facility. Consequently, we are subject to the risks, including employee strikes and inclement weather, associated with such carriers' ability to provide delivery services to meet our shipping needs. In addition, failure to deliver products to our customers in a timely manner would damage our reputation and brand. We also intend to depend upon temporary employees to adequately staff our distribution facility, particularly during the holiday shopping season. If we do not have sufficient sources of temporary employees, we could lose customers.

If we do not successfully maintain our Legends Websites and the systems that
----------------------------------------------------------------------------
process customers' orders, we will be unable to implement our business plan.
----------------------------------------------------------------------------

         If we fail to successfully maintain our Legends Websites, we will be unable to carry out our business plan. Furthermore, we must establish computer and information systems that we will use to process and ship customer orders and process payments or we may not be able to successfully distribute customer orders. Any failure of our systems to act in an integrated manner could result in the loss of customers and our net sales will be adversely affected.

         In addition, our failure to rapidly upgrade our Legends Websites or expand these computer systems without system downtime, particularly during the fourth calendar quarter, would further reduce our net sales. We may experience difficulty in improving and maintaining such systems if our employees or contractors that develop or maintain our computer systems become unavailable to us. We also expect periodic systems interruptions while enhancing and expanding these computer systems that will affect the quality of our customer service.

The occurrence of a natural disaster or other unexpected problem, which affects
-------------------------------------------------------------------------------
our facilities or systems, could damage our reputation and brand and adversely
------------------------------------------------------------------------------
affect our net sales.
---------------------

         The occurrence of an earthquake or other natural disaster or unanticipated problems at our facility in Minden, Nevada, or at the third-party that we anticipate will house substantially all of our computer and communications hardware systems, could cause interruptions or delays in our business, loss of data or render us unable to accept and fulfill customer orders. Any such interruptions or delays at either of these facilities would reduce our net sales. In addition, we anticipate that our systems and operations will be vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, break-ins, earthquake and similar events. We have no formal disaster recovery plan and our business interruption insurance may not adequately compensate us for losses that may occur. In addition, the failure by the third-party facility to provide the data communications capacity required by us, as a result of human error, natural disaster or other operational disruptions, could result in interruptions in our service. The occurrence of any or all of these events could damage our reputation and brand and impair our business.

Our net sales could decrease if our online security measures fail.
------------------------------------------------------------------

         Our relationships with our customers may be adversely affected if the security measures that we use to protect their personal information, such as credit card numbers, are ineffective. If, as a result, we lose many customers, our net sales could decrease. We intend to rely on security and authentication technology that we intend to license from third parties. With this technology, we intend to perform real-time credit card authorization and verification with our bank. We cannot predict whether events or developments will result in a compromise or breach of the technology we use to protect a customer's personal information.

         Furthermore, the servers we intend to rely on may be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions. We may need to expend significant additional capital and other resources to protect against a security breach or to alleviate problems caused by any breaches. We cannot assure you that we can prevent all security breaches.

Our net sales will be adversely affected if we experience significant credit
----------------------------------------------------------------------------
card fraud.
-----------

         A failure to adequately control fraudulent credit card transactions would reduce our net sales and our gross margins because we do not intend to carry insurance against this risk. We intend to use developed technology to help us to detect the fraudulent use of credit card information. Nonetheless, we expect to suffer losses as a result of orders placed with fraudulent credit card data even though the associated financial institution approved payment of the orders. Under currently contemplated credit card practices, we are liable for fraudulent credit card transactions because we do not obtain a cardholder's signature when phone orders are received.

If we do not respond to rapid technological changes, our services could become
------------------------------------------------------------------------------
obsolete and we could lose customers.
-------------------------------------

         If we face material delays in introducing new services, products and enhancements, our customers may forego the use of our services and use those of our competitors. To remain competitive, we must continue to enhance and improve the functionality and features of our online store. The Internet and the online commerce industry are rapidly changing. If competitors introduce new products and services embodying new technologies, or if new industry standards and practices emerge, our Legends Websites and our proprietary technology and systems may become obsolete.

The development of our Legends Websites and other proprietary technology will
-----------------------------------------------------------------------------
entail significant technical and business risks.
------------------------------------------------

         We may use new technologies ineffectively or we may fail to adapt our Legends Websites, systems that we use to process customers' orders and payments and our computer network to customer requirements or emerging industry standards.

Intellectual property claims against us can be costly and could impair our
--------------------------------------------------------------------------
business.
---------

         Other parties may assert infringement or unfair competition claims against us. We cannot predict whether third parties will assert claims of infringement against us, or whether any assertions or prosecutions will harm our business. If we are forced to defend against any such claims, whether they are with or without merit or are determined in our favor, then we may face costly litigation, diversion of technical and management personnel, or product shipment delays. As a result of such a dispute, we may have to develop non-infringing technology or enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may be unavailable on terms acceptable to us, or at all. If there is a successful claim of product infringement against us and we are unable to develop non-infringing technology or license the infringed or similar technology on a timely basis, it could impair our business.

If the protection of our trademarks and proprietary rights is inadequate, our
-----------------------------------------------------------------------------
brand and reputation could be impaired and we could lose customers.
-------------------------------------------------------------------

         We have taken steps and intend to take additional steps to protect our proprietary rights. We have registered our "Legends of the Faith" trademark for International Class 028-Series of toys that represent Biblical characters and have filed a trademark application on "LLJD" for Class 028-Plush Bears and for "Toys that Teach"(TM) for Class 028. We also may file applications for patent protection of our technology, if patentable, and additional trademarks in the future. We anticipate our future copyrights, service marks, trademarks, trade dress, trade secrets and similar intellectual property will be critical to our success. We intend to rely on trademark and copyright law, trade secret protection and confidentiality or license agreements with our employees, customers, partners and others to protect our proprietary rights.

         Effective trademark, service mark, copyright and trade secret protection may not be available in every country in which we will sell our products and services online. Furthermore, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. Therefore, we may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of our trademarks and other proprietary rights.

The loss of the services of one or more of our key personnel, or our failure to
-------------------------------------------------------------------------------
attract, assimilate and retain other highly qualified personnel in the future,
------------------------------------------------------------------------------
could disrupt our operations.
-----------------------------

         The loss of the services of one or more of our key personnel could seriously interrupt our business. We depend on the continued services and performance of our senior management and other key personnel, particularly Gene Jackson, our President, Secretary and Treasurer, Jim Sawyer, our General Manager and Chris Lynskey, our Operations Manager.

         Our future success will also depend upon the service of other key sales, marketing and support personnel, which we have not hired. Our relationships with these officers and key employees are at will. We do not have "key person" life insurance policies covering any of our employees.

Controlling Shareholder.
------------------------

         J & J Holdings, Inc. directly owns 13,696,000 or approximately 69.2% of our issued and outstanding shares of Common Stock. J & J Holdings, Inc. is owned by Barbara Jackson (spouse of our President Gene Jackson) and their children (collectively as to 50%) and by John and Pamela Jackson (brother and sister-in-law of our President Gene Jackson) and their children (collectively as to the remaining 50%). In addition, Barbara Jackson (individually) and John and Pamela Jackson (collectively) each own an additional 500,000 shares. Such individuals and entities affiliated with them, if acting together, would be able to significantly influence all matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions. These shareholders, in the aggregate, beneficially own approximately 74.3% of our outstanding common stock. See "Security Ownership of Certain Beneficial Owners and Management".

RISKS RELATED TO THE E-COMMERCE INDUSTRY

If we are unable to acquire the necessary web domain names, our brand and
-------------------------------------------------------------------------
reputation could be damaged and our business may be adversely affected.
-----------------------------------------------------------------------

         We may be unable to acquire or maintain Web domain names relating to our brand in the United States and other countries in which we may conduct business. As a result, we may be unable to prevent third parties from acquiring and using domain names relating to our brand. Such use could damage our brand and reputation and take customers away from our Legends Websites. We currently hold various relevant domain names, including the "Legendsoffaith.com," "yahwear.com," "ichristianmall.com" and "kingdomgifts.com" domain names. Governmental agencies and their designees generally regulate the acquisition and maintenance of domain names. The regulation of domain names in the United States and in foreign countries is subject to change in the future. Governing bodies may also establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names.

We may need to change the manner in which we intend to conduct our business if
------------------------------------------------------------------------------
government regulation increases, which may increase our costs of doing business
-------------------------------------------------------------------------------
and adversely affect our ability to earn a profit.
--------------------------------------------------

         The adoption or modification of laws or regulations relating to the Internet could adversely affect the manner in which we currently conduct our business. In addition, the growth and development of the market for online commerce may lead to more stringent consumer protection laws, both in the United States and abroad, that may impose additional burdens on us. Laws and regulations directly applicable to communications or commerce over the Internet are becoming more prevalent. The United States recently enacted Internet laws regarding children's privacy, copyrights, taxation and the transmission of sexually explicit material. The European Union recently enacted privacy regulations. The law of the Internet, however, remains largely unsettled, even in areas where there has been some legislative action. It may take years to determine whether and how existing laws such as those governing intellectual property, privacy, libel and taxation apply to the Internet. In order to comply with new or existing laws regulating online commerce, we may need to modify the manner in which we do business, which may result in additional expenses. We may need to spend time and money revising the process by which we fulfill customers' orders to ensure that each shipment complies with applicable laws. We may need to hire additional personnel to monitor our compliance with applicable laws.

We may be subject to liability for the Internet content that we publish, which
------------------------------------------------------------------------------
could adversely affect our business.
------------------------------------

         As a publisher of online content, we face potential liability for defamation, negligence, copyright, patent or trademark infringement, or other claims based on the nature and content of materials that we publish or distribute. If we face liability, then our reputation and our business may suffer. In the past, plaintiffs have brought these types of claims and sometimes successfully litigated them against online services. Although we carry general liability insurance, our insurance currently does not cover claims of these types. However, this insurance is available, and we intend to obtain this insurance in the near future. There can be no assurance that we will be able to obtain such insurance or that it will be adequate to indemnify us for all liability that may be imposed on us.

Our net sales could decrease if we become subject to sales and other taxes.
---------------------------------------------------------------------------

         If one or more states or any foreign country successfully asserts that we should collect sales or other taxes on the sale of our products, our net sales and results of operations could be harmed. We do not currently intend to collect sales or other similar taxes for physical shipments of goods outside the state of Nevada. However, one or more local, state or foreign jurisdictions may seek to impose sales tax collection obligations on us. In addition, any new operation in states outside Nevada could subject our shipments in such states to state sales taxes under current or future laws. If we become obligated to collect sales taxes outside the state of Nevada, we will need to update our system that processes customers' orders to calculate the appropriate sales tax for each customer order and to remit the collected sales taxes to the appropriate authorities. These upgrades will increase our operating expenses. In addition, our customers may be discouraged from purchasing products from us because they have to pay sales tax, causing our net sales to decrease. As a result, we may need to lower prices to retain these customers.

ITEM 2 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         Legends of the Faith, Inc. was organized and incorporated under the laws of the State of Nevada on March 17, 1999 and commenced operations of its business on May 1, 1999.

         Except for statements of historical fact, certain information contained herein constitutes "forward-looking statements," which involve known and unknown risks, uncertainties and other factors which may cause our actual results or achievements to be materially different from our future results or achievements expressed or implied by such forward-looking statements.

GENERAL OVERVIEW

         Legends was formed for the purpose of marketing and selling high quality Christian inspirational toys, gifts and other products that are designed to teach the Bible, shape values and enhance character development in children. We currently distribute "Toys that Teach"(TM), consisting primarily of Bible character bear plush toys, religious apparel and other related products. Our distribution outlets include Christian bookstores and other retail outlets, fundraisers for schools and organizations, direct "network" marketing through home parties and through e-commerce over the Internet. We do not manufacture our products relying instead on suppliers. Our operating expenses consist primarily of selling expenses, consisting principally of advertising, and general and administrative expenses such as salaries, wages, professional fees, rent and utilities. You should review our discussion and analysis of financial condition in conjunction with our audited financial statements and the related notes, as well as statements made elsewhere in this Form 10-SB.

RESULTS OF OPERATIONS - COMPARISON OF THE NINE MONTHS ENDED OCTOBER 31, 2000 TO PERIOD FROM INCEPTION TO OCTOBER 31, 1999

         REVENUES. We commenced our operations on or about May 1 1999. From May 1,1999 until October 31, 1999, we generated revenues of approximately $265,000. Revenues for the nine month period ended October 31, 2000 were approximately $524,000, an increase of approximately $259,000 or 98%. The increase in revenues is primarily due to the launch of our fundraising distribution channel, sales increases through our retail distribution channel as a result of increased sales and marketing efforts, and the longer time period in the nine months ended October 31, 2000 than the six months in the period from inception to October 31, 1999.

         EXPENSES. Cost of goods sold increased approximately $76,000 or 117% to approximately $141,000 for the period ended October 31, 2000 from approximately $65,000 for the period ended October 31, 1999. This increase was due to increased sales and that the period ended October 31, 2000 consisted of nine months compared to six months in the period ended October 31,1999. Selling expenses increased by approximately $81,000 or 176% to approximately $127,000 for the nine months ended October 31, 2000 from approximately $46,000 for the period ended October 31, 1999. General and administrative expenses also increased approximately $502,000 or 316% to approximately $661,000 for the period ended October 31, 2000 from approximately $159,000 for the period ended October 31, 1999. The increase in selling expense was principally due to increased advertising to promote awareness of our products. The increase in general and administrative expenses was principaly due to increased costs to support our increasing volume of business, increased wage costs for contract labor for the launch of the initial phase of our fundraing activities and also as a result of the differences in the length of the operating periods contained in the periods ended October 31,1999 and 2000. We have taken steps to reduce our wage costs through paring of the use of contract labor.

         NET LOSS. For the nine month period ended October 31, 2000, we had a loss of approximately $418,000, a decrease of approximately $418,000 from the period ended October 31, 1999.

LIQUIDITY AND CAPITAL RESOURCES

         As of October 31, 2000, we had working capital of approximately $305,000 compared to approximately $65,000 at January 31, 2000. We had cash or cash equivalents of approximately $48,000, accounts receivable of approximately $132,000, prepaid expenses in the approximate amount of $66,000 and inventory of approximately $142,000 at October 31, 2000 compared to approximately $(-0-), $75,000 and $20,000, respectively, for such amounts at January 31, 2000. The increases in the amounts of cash and cash equivalents, accounts receivable, prepaid expenses and inventory were due primarily to increased sales. We had accounts payable, accrued liabilities and current debt obligations in the amount of approximately $50,000, $25,000 and $7,000, respectively, at October 31, 2000 compared to approximately $16,000, $25,000, and $20,000 at January 31, 2000. These changes were primarily due to increased expenses, including personnel costs, to support the growth of our business, offset by debt repayments.

         Our capital expenditures amounted to approximately $26,000 for the period ended January 31, 2000 and $24,000 through the nine months ended October 31,2000. We believe that our capital expenditures will increase as we expand our e-commerce capabilities, including acquiring computer systems and software to support our e-commerce activities, which we expect will be $10,000 - $20,000 in the next twelve months.

         Historically, we have financed our operations through internally generated funds and funds from the private placement of equity securities. We anticipate we will need to raise additional financing in an as yet to be determined amount during the first six months of 2001 to finance these increased costs as well as to increase and diversify our initial product offerings and to maintain adequate inventory to satisfy customer expectations and to meet customer demands. We intend to raise additional capital to fund our operations through an initial public offering and through private equity and/or debt financings. We have not entered into any arrangements or agreements to raise any additional financing, and there can be no assurance that such financing will be available on terms acceptable to us, if at all. If we are unsuccessful in raising the financing required to implement our business plan, an investment in our common shares may result in a loss of the investment made.

TREASURY STOCK TRANSACTION

         In March 1999 we issued an aggregate of 25,000,000 shares of our Common Stock to J&J Holdings, Inc. for $25,000. On February 1, 2000 we repurchased 10,000,000 shares of our Common Stock from J&J Holdings, Inc. for $200,000 by delivery of our promissory note in the principal amount of $200,000, bearing interest at 5% per annum, which was repaid during the period ending October 31, 2000.


ITEM 3   DESCRIPTION OF PROPERTY

         We lease a combined distribution and warehouse facility and corporate office and customer service facility in Minden, Nevada from J&J Holdings, Inc., our majority stockholder. See "Item 7 - Certain Relationships and Related Transactions." Our distribution facility is approximately 6,000 square feet, including office, warehouse and delivery space for our distribution operations. Our corporate office and customer service facility is approximately 5,000 square feet. The rent for these combined facilities is approximately $5,000 per month. Our lease for these combined facilities is for an automatically renewing term of 30 days unless either party gives notice of termination no later than 30 days prior to the end of a renewal term. We believe the size of these facilities is sufficient for our needs through at least the fiscal year 2001.

ITEM 4   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth certain information concerning the number of shares of Common Stock owned beneficially as of December 31, 2000 by:
(i) each person known to us to own more than five percent (5%) of any class of our voting securities; (ii) each of our directors and executive officers; and
(iii) all our directors and executive officers as a group. Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown. Unless otherwise noted in the table below, we believe that each executive director and officer can be contacted at our principal offices.

------------------------------------------------ -------------------------------
                                                    Shares Beneficially Owned
                                                 ------------- -----------------
NAME AND ADDRESS OF BENEFICIAL OWNER              PERCENT (1)      NUMBER
------------------------------------------------ ------------- -----------------
J & J Holdings, Inc.                                 69.2%       13,696,000
     Box 275, Genoa, NV 89411
------------------------------------------------ ------------- -----------------
Gene Jackson                                       71.7%(2)(3)  14,196,000(2)(3)
Mike Atwood                                           7.1%       1,400,000
Howard Dix                                            1.3%         265,000
Bill Reinl                                             *           100,000
John Howell                                            *           100,000
------------------------------------------------ ------------- -----------------
All Directors and Executive Officers as
a Group - 5 persons                                  81.1%(3)   16,061,000(3)
------------------------------------------------ ------------- -----------------

*        Less than one percent.

     (1) Based on an aggregate 19,807,440 shares outstanding as of December 31, 2000.

     (2) Includes 13,696,000 shares owned directly by J & J Holdings, Inc. Mr. Jackson's spouse and Mr. Jackson's minor children collectively own 50% of the outstanding capital stock of J & J Holdings, Inc. and by virtue of such stock ownership may be deemed to share the power to vote or direct the vote of, and to share the power to dispose or direct the disposition of, those shares of Common Stock. Mr. Jackson disclaims beneficial ownership of the shares of Common Stock held by J & J Holdings, Inc.

     (3) Includes 500,000 shares owned directly by Mr. Jackson's spouse.

ITEM 5   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

DIRECTORS AND OFFICERS

         All of our directors are elected annually by the shareholders and hold office until the next annual meeting of shareholders or until their successors are duly elected and qualified, unless they sooner resign, are removed or die. Our last annual meeting of shareholders was held in January 2000 and we anticipate holding our next annual meeting of shareholders in February 2001. Our executive officers are appointed by and serve at the pleasure of our Board of Directors.

         As at December 31, 2000, the following persons were our directors and/or executive officers:

         Name               Age     Position
         ----               ---     --------
         Gene Jackson       38      Director, President, Secretary and Treasurer
         Mike Atwood        38      Director
         Howard Dix         67      Director
         Bill Reinl         59      Director
         John Howell        57      Director

         Our Board of Directors meets periodically to review significant developments affecting us and our business and to act on matters requiring Board approval. Although our Board of Directors may delegate many matters to others, it reserves certain powers and functions to itself. Currently we do not have any standing committees of the Board of Directors.

         None of our directors or executive officers are parties to any arrangement or understanding with any other person pursuant to which the individual was elected as a director or officer.

         The following is a brief biography on each of our directors and executive officers:

GENE JACKSON

         Mr. Jackson founded our company in May 1999 and has served as a director and our President, Secretary and Treasurer since that time. Prior to founding our company, Mr. Jackson's work experience included ownership of, and serving as President of Carson Valley Printing, Inc., a large commercial printer that he owned and presided over for 15 years, and serving as Vice President of Apostles Publishing Company, specializing in Bible curriculum for children, which was sold to Standard Publishing, a division of Standex, a publicly traded company during his term as President.

MIKE ATWOOD

         Mr. Atwood was appointed to our board in January 2001. Mr. Atwood has served as Chief Executive Officer of Southland Medical Services, Inc., a medical imaging company, since 1997. Prior to 1997, Mr. Atwood served as the President of ESP Enterprises, a medical supply and imaging company.

HOWARD N. DIX

         Mr. Dix was appointed to our board in January 2001. Since 1998, Mr. Dix has managed his own investments. From 1994 to 1998, Mr. Dix was Founder, Director, President and Chief Operating Officer of Apostles Publishing Company, Inc., a Christian publishing company. Prior to founding Apostles Publishing Company, Mr. Dix was Contract Administrator and Manager of Data Processing for the County of Orange, California. An Alumnus of University of Kansas at Lawrence, Mr. Dix did his graduate work in Corporate Management. Mr. Dix has a Bachelors of Science degree in Accounting and Marketing from Pittsburg State University in Pittsburg, Kansas.

BILL REINL

         Mr. Reinl was appointed to our board in January 2001. From July 1999 to the present, Mr. Reinl has served as Group Manager with Southern California Automobile Club. Prior to joining Southern California Automobile Club, Mr. Reinl served for ten years as Group Manager with Hunt Wesson Foods.

JOHN HOWELL

         Mr. Howell was appointed to our board in January 2001. Mr. Howell has served as the Executive Vice President and member of the Board of Directors of New Visual Entertainment, Inc., a telecommunications and entertainment company, since April and July, 2000, respectively. From January 1998 until his retirement in October 1998, Mr. Howell was Vice President of TeraGLOBAL Communications Corp., a manufacturer of hardware for the convergence of voice, video, and data. From 1997 to 1998, Mr. Howell was Chief Executive Officer of EVERSYS Corporation, a manufacturer of computer equipment. From 1993 to 1996, Mr. Howell served as Chief Executive Officer of Polar Bear Station No. 1, Inc. d/b/a Paradise Sport Fishing, an owner and operator of sport fishing boats. Mr. Howell has a B.S. in Aerospace Engineering from Oregon State University.

BOARD OF DIRECTORS/ADVISORY BOARD

         We anticipate that we will appoint an Advisory Board to assist the company in strategic development and Internet development as business develops.

KEY EMPLOYEES

CHRISTOPHER LYNSKEY

         Mr. Christopher Lynskey joined us in November 2000 as our Operations Manager. Prior to joining us, Mr. Lynskey held various management positions in Allied Signal Corporation from January 1969 to October 1996 including serving as Operations Manager and Assistant Plant Manager. From October 1996 to September 1998 Mr. Lynskey was a Management Consultant with Robert Half International, a Financial Staffing Services Company in the fields of accounting and finance, with seven divisions in 290 locations in North America, Europe and Australia. Mr. Lynskey served from September 1998 to November 2000 as a Project Manager for First Union National Bank. He also has international experience working with manufacturing operations in England and Mexico. Mr. Lynskey has an MBA from Pfeiffer College, Charlotte NC, and BS in Management from Sierra Nevada College, Reno NV. In addition, Mr. Lynskey has Christian Ministry experience in Bible teaching, music ministry, church financial management and in youth ministry as a Youth Pastor.

JIM SAWYER

         Mr. Sawyer joined us in March 1999 as our Sales Manager and was promoted to General Manager in October 1999. Prior to joining us, Mr. Sawyer was General Manager for Premium Fundraisers in Reno Nevada, from 1998 until the company was sold to a California firm. Prior to that, Mr. Sawyer had been self-employed since 1984, and in 1986 started First General Services, Inc., an insurance repair construction company. Mr. Sawyer was President/CEO of First General Services, Inc. until he sold his company in 1992.


ITEM 6   EXECUTIVE COMPENSATION

COMPENSATION OF EXECUTIVE OFFICERS

         The following table sets forth compensation information for our Chief Executive Officer for fiscal year ended January 31, 2000.

          ----------------------------------------------------------------------
                           Summary Compensation Table
          ----------------------------------------------------------------------
              Name                Fiscal Period              Compensation
          ----------------------------------------------------------------------
                                                              Salary ($)
          ----------------------------------------------------------------------
          Gene Jackson             1/31/2000                   $5,300
          ----------------------------------------------------------------------

COMPENSATION OF DIRECTORS

         To date, we have paid no compensation to our directors for their services as directors. We have no standard arrangements to pay any such compensation to our directors in their capacity as directors, other than reimbursement for expenses incurred in connection with their services as directors.

ITEM 7   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         We have entered into certain agreements with J&J Holdings, Inc., our majority shareholder. We entered into a consulting agreement dated May 1, 1999 with J & J Holdings, Inc., pursuant to which J & J Holdings, Inc. agreed to provide management, marketing, financial and operational services for the period from May 1, 1999 to December 31, 2000 at the rate of $2,000 per month plus reimbursement of expenses. This consulting agreement was not renewed upon its expiration. We also have made two unsecured promissory notes in favor of J & J Holdings, Inc. On February 1, 2000 we repurchased 10,000,000 shares of our Common Stock from J & J Holdings, Inc. and delivered our promissory note in the principal amount of $200,000 and bearing interest at the rate of 5% per annum which was repaid during the period ended October 31, 2000. J & J Holdings, Inc. also advanced sums to us in the aggregate amount of approximately $126,690 at January 31, 2000, for working capital, which advances were evidenced by our promissory note dated January 31, 2000, in the principal amount of approximately $126,690 and bearing interest at 10% per annum. At October 31, 2000, this note had been fully repaid. In addition, at October 31, 2000 we had outstanding advances receivable from J & J Holdings, Inc. in the amount of $29,992. Finally, we entered into a lease agreement with J&J Holdings, Inc. pursuant to which we lease our combined distribution and warehouse facility and corporate office and customer service facility for approximately $5,000 per month for automatically renewing 30 day periods unless either party gives notice of termination no later than 30 days prior to the end of a renewal period.


ITEM 8   DESCRIPTION OF SECURITIES

         Our authorized capital stock includes 100,000,000 shares of common stock and 10,000,000 shares of preferred stock. As of December 31, 2000, there were 19,807,440 shares of common stock outstanding and no shares of preferred stock outstanding.

COMMON STOCK

         The holders of our common stock are entitled to one vote for each share on all matters submitted to a vote of stockholders. Subject to the preferences that may be applicable to any then outstanding preferred stock, the holders of our common stock will be entitled to receive such dividends, if any, as may be declared by our board of directors from time to time out of legally available funds. Upon the liquidation, dissolution, or winding up of our company, the holders of common stock will be entitled to share ratably in all our assets that are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of holders of any preferred stock then outstanding. The holders of our common stock have no preemptive, subscription, redemption, or conversion rights.

PREFERRED STOCK

         Our board of directors is authorized, subject to any limitations prescribed by the laws of the State of Nevada but without further stockholder action, to issue shares of the authorized preferred stock in one or more series, and to fix and determine the designations, preferences, and relative rights and qualifications, limitations, or restrictions thereon of any series, including voting powers, dividend rights, liquidation preferences, redemption rights, and conversion privileges. As of the date of this prospectus, the board of directors has not authorized any series of preferred stock, and there are no plans, agreements, or understandings for the authorization or issuance of any shares of preferred stock. The issuance of preferred stock with voting rights or conversion rights may adversely affect the voting power of the common stock, including the loss of voting control to others.

                                     PART II

ITEM 1 MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER RELATED SHAREHOLDER MATTERS

         There is no public market for our common stock. Our shares are not and have not been listed or quoted on any exchange or quotation system.

         At December 31, 2000, there were 19,807,440 shares of our common stock issued and outstanding.

         We have never paid dividends on our shares. We currently intend to retain earnings for use in our business and do not anticipate paying any dividends in the foreseeable future.

         As of December 31, 2000, we had 186 shareholders of record.


ITEM 2   LEGAL PROCEEDINGS

         None.

ITEM 3   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         None.


ITEM 4   RECENT SALES OF UNREGISTERED SECURITIES

         Since March 1, 1999, we have sold the following securities:

                  1. In March 1999, we issued an aggregate of 25,000,000 shares of Common Stock to J.&J. Holdings, Inc. for $25,000.

                  2. In March through November 2000, we issued an aggregate of 4,687,310 shares of Common Stock for an aggregate purchase price of $1,165,500.

         All transactions described above were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of such Securities Act and/or Rule 504 promulgated under Regulation D under such Securities Act. The recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates issued in such transactions. All recipients had adequate access, through their relationships with the Company, to information about us.

ITEM 5   INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Our Articles of Incorporation and Bylaws require us to indemnify our officers and directors to the full extent permitted by Nevada law.

         Section 78.751 of the Nevada General Corporation Law permits a corporation, under specified circumstances, to indemnify its directors, officers, employees or agents against expenses, including attorney's fees, judgments, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties by reason of the fact that they were or are directors, officers, employees or agents of the corporation, if such directors, officers, employees or agents acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reason to believe their conduct was unlawful.

         In a derivative action, that is, one by or in the right of the corporation, indemnification may be made only for expenses actually and reasonably incurred by directors, officers, employees or agents in connection with the defense or settlement of an action or suit, and only with respect to a matter as to which they shall have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that the defendant directors, officers, employees or agents are fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

         Our Articles of Incorporation and Bylaws also contain provisions stating that no director shall be liable to us or any of our shareholders for monetary damages for breach of fiduciary duty as a director, except with respect to acts or omissions which involve intentional misconduct, fraud or knowing violation of law or unlawful payment of dividends, or unlawful stock purchases or redemptions.

                              LEGENDS OF THE FAITH

                              FINANCIAL STATEMENTS

                                JANUARY 31, 2000

                                TABLE OF CONTENTS


                                                                            Page

ACCOUNTANTS' AUDIT REPORT................................................   F-1

FINANCIAL STATEMENTS

       Balance Sheets....................................................   F-2

       Statements of Operations..........................................   F-3

       Statements of Changes in Stockholders' Equity.....................   F-4

       Statements of Cash Flows..........................................   F-5

       Notes to Financial Statements..................................... F6-F12

INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Stockholders
Legends of the Faith, Inc.
Genoa, Nevada

We have audited the accompanying balance sheet of Legends of the Faith, Inc. (a Nevada Corporation) as of January 31, 2000, and the related statements of operations, changes in stockholders' equity and cash flows for the period from inception (March 17, 1999) to January 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Legends of the Faith, Inc. at January 31, 2000, and the results of their operations and their cash flows for the period then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 10 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 10. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


Freeman & Williams, LLP

November 6, 2000

LEGENDS OF THE FAITH, INC.

BALANCE SHEETS

JANUARY 31, 2000 AND OCTOBER 31, 2000 (UNAUDITED)

=============================================================================================

                                                                  January 31,    October 31,
                                                                     2000            2000
                                                                 ------------    ------------
                                                                                  (unaudited)
ASSETS

CURRENT ASSETS:
 Cash                                                            $         -     $    48,188
 Accounts receivable, net                                             77,952         131,791
 Inventory                                                            31,194         141,869
 Prepaid expenses                                                     20,304          65,708
                                                                 ------------    ------------
     TOTAL CURRENT ASSETS                                            129,450         387,556
                                                                 ------------    ------------

PROPERTY, PLANT AND EQUIPMENT, NET                                    23,045          43,064

ADVANCES RECEIVABLE, RELATED PARTY                                         -          29,992

OTHER ASSETS                                                           1,725         132,739
                                                                 ------------    ------------

TOTAL ASSETS                                                     $   154,220     $   593,351
                                                                 ============    ============
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
 Checks written in excess of cash in bank                        $     2,993             $ -
 Accounts payable                                                     15,860          49,789
 Accrued expenses                                                     25,210          25,378
 Demand note payable                                                  20,000           7,000
                                                                 ------------    ------------
     TOTAL CURRENT LIABILITIES                                        64,063          82,167
                                                                 ------------    ------------

NOTE PAYABLE, RELATED PARTY                                          126,689               -
                                                                 ------------    ------------
COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
 Common stock, $.001 par value, 25,000,000 and 100,000,000
   shares authorized, respectively, 25,000,000 shares issued,
   25,000,000 and 19,687,310 shares outstanding, respectively         25,000          25,000
 Additional paid-in capital                                                -       1,071,754
 Accumulated deficit                                                 (61,532)       (479,316)
 Less: treasury stock (-0- and 5,312,690 shares,
   respectively) at cost                                                   -        (106,254)
                                                                 ------------    ------------
     TOTAL STOCKHOLDERS' EQUITY                                      (36,532)        511,184
                                                                 ------------    ------------
TOTAL LIABILITES AND STOCKHOLDERS' EQUITY                        $   154,220     $   593,351
                                                                 ============    ============

                       SEE NOTES TO FINANCIAL STATEMENTS.

LEGENDS OF THE FAITH, INC.

STATEMENTS OF OPERATIONS

FOR THE PERIOD FROM INCEPTION (MARCH 17, 1999) TO JANUARY 31, 2000, THE PERIOD FROM INCEPTION (MARCH 17, 1999) TO OCTOBER 31, 1999 (UNAUDITED), AND THE NINE MONTHS ENDED OCTOBER 31, 2000 (UNAUDITED)

================================================================================

                                         Period Ended        Periods Ended
                                          January 31,          October 31,
                                             2000          1999          2000
                                          ----------    ----------    ----------
                                                       (unaudited)   (unaudited)
REVENUE:
 Retail outlet sales                      $ 402,352     $ 264,761     $ 444,199
 Fundraising sales                                -             -        70,513
 Internet sales                                 416           416         2,215
 Home party sales                                 -             -         6,744
                                          ----------    ----------    ----------
     TOTAL REVENUE                          402,768       265,177       523,671
                                          ----------    ----------    ----------
COST OF GOODS SOLD                           96,587        64,547       140,626
                                          ----------    ----------    ----------
GROSS PROFIT                                306,181       200,630       383,045
                                          ----------    ----------    ----------
OPERATING EXPENSES:
 Selling expenses                            94,209        45,774       126,651
 General & administrative expenses          276,671       159,134       660,928
                                          ----------    ----------    ----------
     TOTAL OPERATING EXPENSES               370,880       204,908       787,579
                                          ----------    ----------    ----------
LOSS FROM OPERATIONS                        (64,699)       (4,278)     (404,534)
                                          ----------    ----------    ----------
OTHER INCOME (EXPENSE):
 Interest expense                            (1,333)            -        (3,750)
 Other income                                 4,500         4,500             -
 Impairment loss                                  -             -        (9,500)
                                          ----------    ----------    ----------
     TOTAL OTHER INCOME (EXPENSE)             3,167         4,500       (13,500)
                                          ----------    ----------    ----------

NET INCOME (LOSS)                         $ (61,532)    $     222     $(417,784)
                                          ==========    ==========    ==========

     NET LOSS PER COMMON SHARE,
          BASIC AND DILUTED               $   (0.00)    $   (0.00)    $   (0.02)
                                          ==========    ==========    ==========

     Weigted average number of Common
          shares outstanding, basic
          and diluted                     25,000,000    25,000,000    16,761,460
                                          ==========    ==========    ==========


                       SEE NOTES TO FINANCIAL STATEMENTS.

LEGENDS OF THE FAITH, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE PERIOD FROM INCEPTION (MARCH 17, 1999) TO JANUARY 31, 2000
AND THE NINE MONTHS ENDED OCTOBER 31, 2000 (UNAUDITED)

============================================================================================================================

                                      Common Stock             Treasury Stock        Additional                    Total
                                 --------------------   --------------------------    Paid-In     Accumulated  Stockholders'
                                   Shares     Amount       Shares        Amount       Capital       Deficit        Equity
                                 ----------  --------   -----------   ------------   ----------   -----------   ------------
Balance March 17, 1999
  (inception)                             -  $      -             -   $         -    $        -   $        -    $         -

  Issuance of common stock       25,000,000    25,000             -             -             -            -         25,000

  Net loss for period ended
    January 31, 2000                      -         -             -             -             -      (61,532)       (61,532)
                                 ----------  --------   -----------   ------------   ----------   -----------   ------------
Balance January 31, 2000         25,000,000    25,000             -             -             -      (61,532)       (36,532)
                                 ----------  --------   -----------   ------------   ----------   -----------   ------------
  Purchase of treasury stock
    (unaudited)                           -         -    10,000,000      (200,000)            -            -       (200,000)

  Sale of treasury stock
    (unaudited)                           -         -    (4,687,310)       93,746     1,071,754            -      1,165,500

Net loss for the 9 months ended
  October 31, 2000 (unaudited)            -         -             -             -             -     (417,784)      (417,784)
                                 ----------  --------   -----------   ------------   ----------   -----------   ------------
Balance October 31, 2000
  (unaudited)                    25,000,000  $ 25,000     5,312,690   $  (106,254)   $1,071,754   $ (479,316)   $   511,184
                                 ==========  ========   ===========   ============   ==========   ===========   ============

                                                          SEE NOTES TO FINANCIAL STATEMENTS.

                                                                         F-4


LEGENDS OF THE FAITH, INC.

STATEMENTS OF CASH FLOWS

FOR THE PERIOD FROM INCEPTION (MARCH 17, 1999) TO JANUARY 31, 2000, THE PERIOD
FROM INCEPTION (MARCH 17, 1999) TO OCTOBER 31, 1999 (UNAUDITED), AND THE NINE
MONTHS ENDED OCTOBER 31, 2000 (UNAUDITED)

===================================================================================================================
                                                            Period Ended           Periods Ended
                                                             January 31,            October 31,
                                                                2000            1999            2000
                                                            ------------    ------------    ------------
                                                                            (unaudited)      (unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)                                           $   (61,532)    $       222     $  (417,784)
                                                            ------------    ------------    ------------
 Adjustments to reconcile net loss to
 net cash used by operating activities:
   Amortization and depreciation                                  2,821               -           6,100
   Impairment of other noncurrent assets                              -               -           9,500
   Increase in accounts receivable                              (77,952)        (80,238)        (53,839)
   Increase in inventory                                        (31,194)        (12,418)       (110,675)
   Increase in prepaid expenses                                 (20,304)        (28,821)        (45,404)
   Increase in other noncurrent assets                           (1,725)              -         (19,750)
   Increase (decrease) in checks written in
     excess of cash in bank                                       2,993               -          (2,993)
   Increase in accounts payable                                  15,860          10,446          74,254
   Increase in accrued liabilities                               25,210               -             168
                                                            ------------    ------------    ------------
     NET CASH USED BY OPERATING ACTIVITIES                     (145,823)       (110,809)       (560,423)
                                                            ------------    ------------    ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Purchase of equipment                                          (25,866)        (25,866)        (24,383)
 Advances to related party                                            -               -         (29,992)
                                                            ------------    ------------    ------------
     NET CASH USED BY INVESTING ACTIVITIES                      (25,866)        (25,866)        (54,375)

CASH FLOWS FROM FINANCING ACTIVITIES:
 Reissuance of treasury stock                                         -               -       1,002,675
 Principle payments on long-term debt                                 -               -        (339,689)
 Proceeds from long-term debt                                   146,689         145,051               -
 Proceeds from issuance of stock                                 25,000          25,000               -
                                                            ------------    ------------    ------------
     NET CASH PROVIDED BY FINANCING ACTIVITIES                  171,689         170,051         662,986
                                                            ------------    ------------    ------------
NET CHANGE IN CASH                                                    -          33,376          48,188

CASH, BEGINNING OF PERIOD                                             -               -               -
                                                            ------------    ------------    ------------
CASH, END OF PERIOD                                         $         -     $    33,376     $    48,188
                                                            ============    ============    ============
SUPPLEMENTAL CASH FLOW INFORMATION:
 Cash paid for interest                                     $       933     $         -     $     3,750
                                                            ============    ============    ============
 Reissuance of treasury stock for goods
   and services                                             $         -     $         -     $   162,825
                                                            ============    ============    ============
 Issuance of note payable for purchase of treasury stock    $         -     $         -     $   200,000
                                                            ============    ============    ============

                                    SEE NOTES TO FINANCIAL STATEMENTS.

                                                   F-5

LEGENDS OF THE FAITH, INC.

NOTES TO FINANCIAL STATEMENTS

JANUARY 31, 2000

================================================================================

NOTE 1 - GENERAL

Legends of the Faith, Inc. (the "Company") was incorporated in the State of Nevada on March 17, 1999. The Company specializes in the marketing and selling of high quality Christian inspirational toys, gifts and other products that are designed to teach the Bible, shape values, and enhance character development in children. The Company currently distributes "Toys that Teach"(TM), consisting primarily of Bible character bears, religious apparel, books, music, and other related products.

INTERIM FINANCIAL STATEMENTS - The accompanying financial statements for the periods ended October 31, 1999 and 2000 have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Accordingly, certain interim information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of financial condition, results of operations, and cash flows have been included due to the seasonal nature of the Company's product sales, which are greatest during the holiday season,. The results of operations for the interim periods should not be considered indicative of results for a full calendar year. These financial statements should be read in conjunction with the financial statements, and notes thereto, in the Company's audited financial statements for the period ended January 31, 2000.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING - The financial statements of the Company have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

ALLOWANCE FOR DOUBTFUL ACCOUNTS - The allowance for doubtful accounts is determined by management. Based on estimates by management an appropriate allowance and corresponding bad debt expense is recorded at the end of the fiscal year. The allowance for doubtful accounts at January 31, 2000 was $1,736.

INVENTORIES - Inventories are stated at the lower of cost (average cost) or market. The Company has not recorded an allowance for obsolete inventory, as management believes that all products on hand at January 31, 2000 will be saleable in the near term.

PROPERTY, PLANT AND EQUIPMENT - Property, plant and equipment are recorded at historical cost in the financial statements. Depreciation is provided using the straight-line method over the estimated useful lives of assets as follows:

             Equipment                                     5 and 10 years
             Office furniture and fixtures                        7 years

LEGENDS OF THE FAITH, INC.

NOTES TO FINANCIAL STATEMENTS

JANUARY 31, 2000

================================================================================

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Repair and maintenance costs are charged to operations, while additions and betterments are capitalized. The cost and related accumulated depreciation of assets sold or retired are eliminated from the accounts, and any gains or losses are reflected in operations.

IMPAIRMENT OF LONG-LIVED ASSETS - The Company reviews the carrying values of its long-lived and identifiable intangible assets for possible impairment, at least annually, or whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable.

ADVERTISING AND PROMOTIONAL EXPENSES - The Company expenses advertising and promotional costs as they are incurred. Advertising and promotional expenses for the period ended January 31, 2000 was $36,936.

FAIR VALUE OF FINANCIAL INSTRUMENTS - The carrying value of the Company's cash and cash equivalents, receivables and accounts payable, approximates fair value because of the short maturity of those instruments. The Company estimates the fair value of its long-term debt based on the current rates offered to the Company for loans of the same remaining maturities. The estimated fair values of the Company's long-term debt approximate their recorded values at January 31, 2000.

INCOME TAXES - The Company adopted the Statement of Financial Accounting Standards No. 109 (SFAS No. 109), "Accounting for Income Taxes." The effect of this statement is to take principally a balance sheet approach to providing deferred income taxes. Deferred tax balances are adjusted through the income statement to reflect the current year estimate of future tax payments.

EARNINGS PER SHARE - Basic net loss per common share is based on the weighted average number of shares outstanding. As there were no securities outstanding that represented potential common shares, basic and diluted net loss per share are the same.

STOCK BASED COMPENSATION - The Company adopted the Statement of Financial Accounting Standards No. 123 (SFAS No. 123), "Accounting for Stock-Based Compensation." SFAS No. 123 applies to transactions in which the Company issues its equity instruments to acquire goods, or services from non-employees. Those transactions must be accounted for on the fair value of the equity instruments issued, or the goods or services received, whichever is more readily measurable.

ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates, and it is at least reasonably possible that the significant estimates used will change within the next year.

LEGENDS OF THE FAITH, INC.

NOTES TO FINANCIAL STATEMENTS

JANUARY 31, 2000

================================================================================
NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

REVENUE RECOGNITION - The Company divides revenue operations into four segments. These segments include retail outlet sales, fundraising sales, internet sales, and home party sales. The difference in these segments lies in their method of distributing products to their customers. Retail outlet sales are distributed to Christian bookstore dealers and novelty stores. Fundraising sales are distributed to private schools and non-profit organizations. Internet sales are products sold by means of three retail web sites on the internet. Home party sales are sales to independent distributors. The Company recognizes revenue when products are shipped.

RECENTLY ISSUED ACCOUNTING STANDARDS - In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position, and measure those instruments at fair value, and is effective for all fiscal quarters of the fiscal years beginning after June 15, 2000. This is a complex accounting standard, however, the Company does not expect the adoption of this statement to have a material impact on the financial statements.

The Financial Accounting Standards Board recently issued Statement of Financial Accounting Standards No. 131 (SFAS 131), "Disclosures about Segments of an Enterprise and Related Information", which is effective for financial statements for periods beginning after December 15, 1997. SFAS 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments on interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. The Company was engaged in selling and marketing to only one market at year end, but subsequently expanded its sales activities to include three other markets. Revenue information related to these market areas is disclosed on the statement of operations. Because the company doesn't track cost information related to these markets, no further segment information is disclosed.

LEGENDS OF THE FAITH, INC.

NOTES TO FINANCIAL STATEMENTS

JANUARY 31, 2000

================================================================================

NOTE 3 - INVENTORIES

Inventories at January 31, 2000 consisted of the following:

            Purchased Goods                                           $31,194
                                                                      =======

NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment consist of the following at January 31, 2000:

          Equipment                                                   23,059
          Office furniture and fixtures                                2,807
                                                                    ---------
                                                                      25,866
          Less:  Accumulated depreciation                             (2,821)
                                                                    ---------
          Property and equipment, net                               $ 23,045
                                                                    =========

NOTE 5 - NOTES PAYABLE

Notes payable consist of the following at January 31, 2000:

     Note payable to J&J Holdings, Inc., the majority
     shareholder, bearing interest at 10%, payable no
     later than January 31, 2002.                                     $ 126,689

     Note payable to Solomon Fima, bearing interest at
     2% per month, payable upon demand of the payee.                     20,000
                                                                      ----------
     Total notes payable                                                146,689
     Less: current portion                                              (20,000)
                                                                      ----------
     Total notes payable, net of current portion                      $ 126,689
                                                                      ==========

Debt Maturities - Principal payments due on notes payable at January 31, 2000 are as follows:

                                                     Principal
                    Year ending January 31:         Maturities
                    -----------------------         ----------
                            2001                   $   20,000
                            2002                      126,689
                                                   ----------
                            Total                  $  146,689
                                                   ==========

LEGENDS OF THE FAITH, INC.

NOTES TO FINANCIAL STATEMENTS

JANUARY 31, 2000

================================================================================


NOTE 6 - RELATED PARTY TRANSACTIONS

The Company had accounts payable of $7,258 and notes payable of $126,689, as of January 31, 2000 due to J&J Holdings, Inc.

The following represent related party payments to J&J Holdings, Inc. for the period ending January 31, 2000:

          Rent payments to J&J Holdings, Inc.           $  30,875
          Consulting payments to J & J Holdings, Inc.      20,000
          Other payments to J&J Holdings, Inc.              1,691
                                                        ---------
          Total payments to related parties             $  52,566
                                                        =========

In addition, subsequent to January 31, 2000, the Company purchased 10,000,000 shares of treasury stock from J&J holdings, Inc. for $200,000, in exchange for a note payable, at 5.0%, repaid during 2000.


NOTE 7 - INCOME TAXES

The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("SFAS No.109"). SFAS No. 109 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and tax basis of assets and liabilities, and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. SFAS No. 109 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets. At January 31, 2000, the Company had net deferred tax assets of $9,230. The Company has recorded a valuation allowance for the full amount of the net deferred tax assets.

LEGENDS OF THE FAITH, INC.

NOTES TO FINANCIAL STATEMENTS

JANUARY 31, 2000

================================================================================

NOTE 7 - INCOME TAXES (Continued)

The following table illustrates the source and status of the Company's major deferred tax assets:

          Net operating loss carryforward                    $   3,055
          Accounts receivable allowance                            416
          Other current asset book/tax differences                  (8)
          Accumulated depreciation book/tax difference           1,436
          Other noncurrent asset book/tax differences             (244)
          Accounts payable book/tax difference                     793
          Accrued expenses book/tax difference                   3,782
          Valuation allowance                                   (9,230)
                                                             ----------
          Net deferred tax asset recorded                    $       -
                                                             ==========

The provision for income taxes for the nine month period ended January 31, 2000 differs from the amount computed by applying the statutory federal income tax rate to income before income taxes as follows:

          Income tax benefit computed at statutory rate     $   9,230
          Tax benefit not recognized                           (9,230)
                                                            ----------
          Provision for income taxes                        $       -
                                                            ==========

The Company has net operating loss carry forwards for tax purposes of approximately $20,367 at January 31, 2000 expiring in 2020.

NOTE 8 - OPERATING LEASE

The Company leases building space from J&J Holdings, a related party, and makes monthly payments of $3,250. The lease began on May 1, 1999 and was renegotiated on March 1, 2000 as a month to month lease with monthly payments of $5,000. Total rent expense for the year was $30,875.

NOTE 9 - SUBSEQUENT EVENTS

The Company issued a note for $200,000 to J&J Holding, Inc., a related party, during the period ended October 31, 2000 to purchase 10,000,000 shares of treasury stock. As of October 31, 2000, 4,687,310 shares have been reissued. Proceeds from the reissuance of treasury stock include $1,002,675 of cash, $40,325 of services rendered to the Company, and $122,500 of assets to be used by the Company.

The Company has determined that the carrying amount of certain other noncurrent assets may not be recoverable, and has therefore recorded an allowance for impairment as of October 31, 2000 of $9,500. The allowance was calculated using available information which indicates the estimated loss which could be incurred upon disposition, based on estimated fair value of the assets, less costs of disposition.

During March 2000, the Company amended its Articles of Incorporation so that a total of 100,000,000 shares of common stock would be authorized for issuance (formerly 25,000,000 shares). In addition, this amendment authorized the issuance of 10,000,000 shares of preferred stock (formerly -0- shares).

LEGENDS OF THE FAITH, INC.

NOTES TO FINANCIAL STATEMENTS

JANUARY 31, 2000

================================================================================

NOTE 10 - GOING CONCERN

These statements are presented on the basis that the Company is a going concern. Going concern contemplates the realization of assets and the satisfaction of liabilities in the normal course of business over a reasonable length of time. The Company has incurred a net loss of $61,532 (audited) from inception to January 31, 2000, and has incurred an additional net loss over the subsequent interim nine month period ended October 31, 2000 of $417,794 (unaudited).

Management plans to raise additional financing in an as yet to be determined amount during the first six months of 2001 to address the significant capital requirements of a start-up company. Management intends to use the proceeds from this financing to increase and diversify the Company's initial product offerings, to maintain adequate inventory to satisfy customer expectations and to meet customer demands, and to help fund operations. Management intends to raise the additional capital through an initial public offering and/or through private equity and/or debt financing. The Company has not entered into any agreements to raise any additional financing, and there can be no assurance that such financing will be available on terms acceptable to the Company. The Company's continued existence depends on its ability to obtain this additional capital.

                                    PART III

                            ITEM 1 INDEX TO EXHIBITS

Exhibit Number                          Description
--------------                          -----------

Exhibit 2.1 Amended and Restated Articles of Incorporation of Legends of the Faith, Inc.*

Exhibit 2.2         Bylaws of Legends of the Faith, Inc.*

Exhibit 6.1 Unsecured Promissory Note by Legends of the Faith in the principal amount of $200,000 favor of J & J Holdings, Inc. dated February 1, 2000.*

Exhibit 6.2 Unsecured Promissory Note by Legends of the Faith in the principal amount of $126,688.54 in favor of J&J Holdings, Inc. dated January 31, 2000.*

Exhibit 6.3 Real Estate Lease Agreement by and between Legends of the Faith, Inc. and J & J Holdings, Inc. dated March 1, 2000.*

Exhibit 6.4 Consulting Agreement by and between Legends of the Faith, Inc. and J&J Holdings, Inc. dated May 1, 1999.*

------------------

*        Filed herewith.




                                     III-1

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 10-SB and has duly caused this Registration Statement to be signed on our behalf by the undersigned, thereunto duly authorized.



                                          LEGENDS OF THE FAITH, INC.



Date: January 30, 2001                    By: /s/ Gene Jackson
                                              ------------------------------
                                              Gene Jackson, President


                                     III-2